FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	X	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Quarterly Results of Telefónica Group: January- June 2006	66

Quarterly results

January–June 2006

TABLE OF CONTENTS

    TELEFÓNICA GROUP

        Market Size

        Financial Highlights

        Consolidated Results

        Financial Data

    RESULTS BY BUSINESS LINES

            Fixed Line Business

                Telefónica de España Group

                Telefónica Latinoamérica Group

            Telefónica Móviles Group

            Telefónica O2 Europe

            O2 Group

            Telefónica O2 Czech Republic

            Telefónica Deutschland

        Other Business

            Atento Group

            Content and Media Business

    ADDENDA

        Companies included in each Financial Statement

        Key Holdings of the Telefónica Group and its Subsidiaries

        Significant Events

        Changes to the Perimeter and Accounting Criteria of Consolidation

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is unaudited and, therefore, is subject to potential future modifications.

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

These consolidated financial statements are presented on the basis of accounting principles generally accepted in International Financial Reporting Standards (IFRS). Certain accounting practices applied by the Group that conform with generally accepted accounting principles in IFRS may not conform with generally accepted accounting principles in other countries.

TELEFÓNICA GROUP

Market Size

(Data in thousands)

TELEFÓNICA GROUP
ACCESSES
Unaudited figures (thousands)
	January - June

	2006	2005	% Chg
Final Clients Accesses	189,764.6	142,927.4	32.8
Fixed telephony accesses (1)	42,928.4	40,967.1	4.8
Internet and data accesses	11,444.9	10,553.3	8.4
Narrowband	4,484.0	5,799.0	(22.7)
Broadband (2)	6,758.0	4,560.1	48.2
Other (3)	202.9	194.2	4.5
Cellular accesses	134,608.5	90,918.3	48.1
Pay TV	782.8	488.7	60.2
Wholesale Accesses	1,973.3	1,642.6	20.1
Unbundled loops	690.6	299.2	130.9
Shared UL	386.0	176.5	118.7
Full UL	304.6	122.6	148.4
Wholesale ADSL (4)	1,173.7	1,287.0	(8.8)
Other (5)	109.0	56.5	93.0
Total Accesses	191,737.9	144,570.0	32.6

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) ADSL, satelite, optical fibre, cable modem and broadband circuits.
(3) Remaining non-broadband final client circuits.
(4) Includes T. Deutschland connections resold on a retail basis.
(5) Circuits for other operators.
Note: Cellular accesses, Fixed telephony accesses and Broadband accesses include MANX customers and Colombia Telecom.

TELEFÓNICA GROUP

Financial Highlights

The most relevant facts of Telefónica Group results for the January-June 2006 period are the following:

  Consolidated net income reached 2,574.0 million euros, 40.3% higher than those of the first half of 2005 as a result of the good evolution of operations and the non-operating results:

    The growth in basic earnings per share achieved 45.6% year-on-year and stood at 0.546 euros per share (0.375 euros per share in June 2005).

  Group revenues grew by 46.4% year-on-year while OIBDA growth stood at 40.9% year-on-year:

    It is worth to highlight the contribution of Telefónica O2 Europe to the revenues and OIBDA: 5,827.6 y 1,757.5 million euros respectively.

    Significant organic growth 1 in revenues (+7.7% year-on-year), OIBDA (+7.4% year-on-year), OI (+16.5% year-on-year) and operating free cash flow, OIBDA-CapEx, (+11.4% year-on-year).

    Positive contribution of the exchange rates fluctuations in the growth of the main Income Statement items: Revenues (+5.4 percentage points. vs. +9.1 percentage points. in March); OIBDA (+5.5 percentage points vs. +8.1 percentage points in March); OI (+4.2 percentage points vs. +6.2 percentage points in March).

  Focus on the commercial activity that translated in an important year-on-year growth in total accesses (+36.2%) to 191.7 millions. The main contributors to the growth are the cellular accesses, broadband and the incorporation of O2 Group, Telefónica O2 Czech Republic and Colombia Telecom:

    Further consolidation in operations in the Telefónica Móviles Group enabled customer base to surpass 100 million mark (+16.8% to 101.0 millions). O2 Group accesses also grew in a double path (+17.1%; 28.8 millions).

    Retail Internet Broadband connections reached 6.8 million (+48.2% year-on-year).

    Colombia Telecom contributed with 2.2 million accesses as of the end of June.

  Group’s efficiency continues thanks to the good management of the operations:

    Operating expenses decelerated the growth trend showed during the first quarter (+48.1% vs. +50.3% in March) despite the commercial activity.

    Operating free cash flow amounted to 6,220.8 million euros compared to 4,664.0 million euros in the first six months of 2005 (+33.4%).

    OIBDA margin stood at 36.7%, which combines a margin of 41.3% in the fixed business (Telefónica de España Group and Telefónica Latinoamérica Group) and the 31.0% in the mobile business (Telefónica Móviles Group and Telefónica O2 Europe2).

  Following the trend of the last quarter, after the acquisitions made in the last year continues improving the geographic diversification and by regions.

  The fast integration of acquired assets began to deliver tangible scale benefits.

1 Assuming constant exchange rates and including the consolidation of Telefónica O2 Czech Republic in January –June 2005 and O2 Group in February-June 2005. Exclude the consolidation of Colombia Telecom in May-June 2006.
2 Excluding Telefónica O2 Czech Republic and Telefónica Deutschland

TELEFÓNICA GROUP

Consolidated Results

The results obtained by Telefónica Group and the management report included in this report are based on the actions carried out by the various business units in the Group and which constitute the units over which management of these businesses is conducted. This implies a presentation of results based on the actual management of the various businesses in which Telefónica Group is present, instead of adhering to the legal structure observed by the participating companies.

In this sense, income statements are presented by businesses, which basically implies that each business line participate in the companies that the Group holds in the corresponding business, independently of the legal structure.

It should be emphasized that this presentation by businesses in no case alters the total results obtained by Telefónica Group. These results are incorporated from the date of effective acquisition of the holding.

The results of the Telefónica de España Group and the Telefónica Latinoamérica Group include the results from Terra Networks operations as of 1st January 2005. Hence, Terra España, Azeler and Maptel results are included in the Telefónica de España Group, whereas the Terra results in Latin America are included in the Telefónica Latinoamérica Group.

As of 1st February 2006, the results of the O2 Group are consolidated into Telefónica O2 Europe business line. This business line is integrated by the assets of O2 Group, Telefónica O2 Czech Republic (during the July-December 2005 period it was an independent business line) and Telefónica Deutschland (in 2005 it was included in Other companies of the Telefónica Group).

As of 1st May 2006, the results of Colombia Telecom are consolidated into Telefónica Latinoamérica Group.

Due to Telefónica’s disposal of TPI, the Telefónica Group’s 2005 and 2006 results include the Directories Business as a discontinued operations, in line with International Financial Reporting Standards (IFRS).

First half of 2006Telefónica´s Group results corresponding to the first half of 2006 recorded a strong growth in both net income (a 40.3% increase year-on-year, to 2,574.0 million euros) and in basic earnings per share (+45.6%). On the one hand, this impressive evolution was due to the solid growth in revenues (+46.4%) supported by the expansion of the customer base (+32.6%) and the consolidation of the last acquisitions, and, on the other hand, by the efficiency achieved through the management of operations, which allowed OIBDA to grow at a 40.9% rate, and operating free cash flow (OIBDA-CapEx) at 33.4%. In addition to all of this, the efficient management of non-operating results enabled net income to grow at the same rate as OIBDA and OI, despite the fact that net financial debt in June of 2006 was roughly the double than the prior-year figure.

Due to the strong commercial activity during the second quarter, both in mobile telephony and in broadband, Telefónica Group’s total number of accesses continued increasing at a very fast pace, with 191.7 million accesses by the end of the first half, or 32.6% more above last year figure. Of this number, 22.4% belong to Spain, and 55.9% to Latin America while 19.6% to Europe.

Telefónica Group’s cellular accesses stood at 134.6 million (90.9 million at June 30, 2005), with 75.0% coming from the Telefónica Móviles Group and the rest from Telefónica O2 Europe. The Telefónica Móviles Group’s customer base reached 101.0 million (+16.8% year-on-year) and the number of gross adds in the second quarter increased 8.2% over the second quarter of 2005, despite the high level of commercial activity in the operating markets during that period due to the launch of the movistar brand. Telefónica O2 Europe’s customer base rose to 33.6 million, including 28.8 million in Group O2 (+17.1% year-on-year) and 4.8 million (+7.9% year-on-year) in Telefónica O2 Czech Republic.

As of the end of June, retail broadband Internet accesses amounted to 6.8 million, a 48.2% increase from the figure reported twelve months ago. In the Telefónica de España Group, net adds of 177,394 for the quarter brought the total to 3.2 million (2.2 million in June 2005) and in the Telefónica Latinoamérica Group to 3.2 million (2.2 million a year ago).

Revenues for the Telefónica Group amounted to 25,162.5 million euros in the first six months of the year, representing strong year-on-year growth of 46.4%, boosted by the general growth across all business lines, changes in the perimeter of consolidation (contributed with 33.3 percentage points to growth) and the appreciation of Latin American currencies against the euro (contributed with 5.4 percentage points to growth). Therefore, organic growth1 would have been 7.7%, or 1.0 percentage point lower than the March rate. In the second quarter of 2006, revenues were 47.3% higher than those reported for the April-June 2005 period.

1 Assuming constant exchange rates and including the consolidation of Telefónica O2 in the Czech Republic in January-June of 2005 and Group 02 in February-June of 2005. It excluded the consolidation of Colombia Telecom in May-June of 2006. Organic growth for the first quarter of 2006 was altered by classifying the Directories Business as discontinued operations.

The Telefónica Móviles Group, as the main contributor to the Group’s consolidated growth, ended the first six months with a strong growth in revenues (+13.3% year-on-year), to 8,793.2 million euros, boosted by the strong performance of services revenues (+14.6%), thanks to the increase in the customer base and in traffic. The operators contributing most to the increase in sales were Spain (+2.9%), Venezuela (+48.7% in local currency), Argentina (+35.0% in local currency) and Chile (+15.8% in local currency).

The Telefónica de España Group reported revenues of 5,921.3 million euros for the first six months of 2006, 1.8% higher than the prior-year figure. This increase was based primarily on the higher revenues from Internet Broadband Services (+26.4% year-on-year) and, to a lesser extent, on Data and IT Services (+3.6% and 17.1%, respectively), which more than offset the drop in revenues from Traditional Voice Services (-4.2% year-on-year), Traditional Access (-2.2% year-on-year) and from the subsidiaries. In the second quarter the year-on-year growth is lower to the one obtained in the first quarter (+0.3%, vs. +3.3% ), mainly due to the Easter effect, the change in the accounting criteria for revenues from traffic cards as of March 2006 and the fall in revenues from Telyco due to lower sales of handsets These three factors are not affecting the underlying growth of the business.

Telefónica O2 Europe, constituted by the O2 Group since February of 2006, Telefónica O2 Czech Republic and Telefónica Deutschland since January of 2006, contributed with 5,827.6 million euros to consolidated revenues, of which 4,631.5 million euros were from Group O2. It is important to highlight the year-on-year growth in services revenues of O2 UK (+15.1% year-on-year in local currency) and 02 Germany (+9.5% year-on-year) during the first five months of the year. Given the continued high rate growth in the customer base, O2 UK’s service revenue growth is now expected to be in the range 8%-11% for the 11 months ended December 2006, from the 6%-9% previous forecast. Revenues from Telefónica O2 Czech Republic were 0.1% lower in local currency than in January-June of 2005.

During the first half of 2006, revenues from the Telefónica Latinoamérica Group were up 23.2% over the previous year, to 4,660.3 million euros, including 100.5 million from the Colombia Telecom consolidation since May 1. Excluding this effect and the appreciation of Latin American currencies against the euro, growth would have been 4.4% (+6.1% in the first quarter). Telesp (+4.5% in local currency over the January-June 2005 period) continued to be the main contributor supported by the revenues from the traditional business (+2.4% year-on-year in local currency) and from the Internet business -broadband+narrowband- (+27.8% year-on-year in local currency). The remaining operators also ended the first six months with higher sales (in local currency) than last year: TASA was up 9.6%, Telefónica Chile +1.0% and TdP was up 2.3%.

By geographic areas, Spain continues to be the main contributor to consolidated revenues, accounting for 39.2% (55.0% twelve months ago), followed by Latin America (35.1% vs. 40.6% a year ago) and Europe, excluding Spain (24.9% vs. 2.9% in June of 2005). Among the countries contributing the most to total revenues, Brazil (15.1% vs. 17.5% a year ago) and the United Kingdom (11.6% vs. 0.5% twelve months ago) stand out.

The Telefónica Group’s operating expenses stood at 16,173.0 million euros in June, up 48.1% from those obtained in the first half 2005 (+50.3% in January-March 2006). This increase was affected by the changes in the perimeter of consolidation, the positive impact of exchange rates and continued commercial efforts in the cellular business:

  Supplies expenses increased by 70.6%, to 7,739.1 million euros (+65.6% in constant euros) in the first six months of the year basically as a consequence of the consolidation of Telefónica O2 Europe, the increased commercial activity in the Telefónica Móviles Group and the higher interconnection costs in the Telefónica Latinoamérica Group, specially at Telesp.

  Personnel expenses reached 3,589.6 million euros during the first half, equivalent to an increase of 25.3% (+21.5% assuming constant exchange rates) as a consequence of the higher average workforce (+23.5%, to 222,678) due to the changes in the perimeter of consolidation and the impact of Atento Group (excluding Atento, the average workforce was 125,223, up 24.0%). With respect to the Telefónica de España 2003-2007 Redundancy Program a provision of 391.5 million euros has been recorded related to the 1,237 redundancies and 44 from the Terra España Remunerated Layoff Plan.

  External services expenses increased 38.6% over the first six months of 2005 (4,401.3 million euros), which would decline to 32.5% in constant euros. The main reason for this behaviour was the incorporation of the O2 Group and the Telefónica Móviles Group. In the second quarter there was a decline of external services expenses in the Telefónica Móviles Group (+1.5%, vs. +24.7% in the first quarter) because of the rebranding of movistar in April of 2005 and the higher cost containment in the Telefónica de España Group (-7.7% vs. –0.2% in the first quarter).

At the end of the first six months, the Telefónica Group’s disposal of fixed assets amounted to 151.9 million euros (164.3 million euros in June 2005). Almost all of this amount was recorded during the first quarter and was due primarily to the sale of Sogecable shares (6.6% of the capital share) following the takeover bid presented by Prisa Group.

Cumulative consolidated operating income before depreciation and amortization (OIBDA) reached 9,242.4 million euros as of the end of the second quarter, 40.9% higher than the same period last year. The year-on-year growth rate was higher during the second quarter than during the first (+44.7%, vs. 37.4%). In June, the cumulative organic2 growth rate stood at 7.4%, 1.3 percentage points higher than in the first quarter. In terms of profitability, the OIBDA margin was 36.7% in June, 1.4 percentage points below the June 2005 level.

2Assuming constant exchange rates and including the consolidation of Telefónica O2 in the Czech Republic in January-June of 2005 and Group 02 in February-June of 2005. It excluded the consolidation of Colombia Telecom in May-June of 2006. Organic growth for the first quarter of 2006 was altered by classifying the Directories Business as discontinued operations.

Telefónica Móviles Group, as the main contributor to consolidated OIBDA with a weight of 31.4%, reached an OIBDA of 2,898.8 million euros for the first half of the year, up 12.4% from the amount reported during the same period last year. Margin over revenues stood at 33.0%, virtually unchanged from the level of June of 2005 (33.2%), thanks to the improved OIBDA margin in the second quarter (32.0%, +1.1percentage points with respect to April-June 2005). Thus, the OIBDA margins in Spain and Latin America during the last three months were higher than those reported in April-June of 2005, despite the higher level of commercial activity. Nevertheless, it should be highlighted that 75 million euros were recorded in April of 2005 as expenses associated with the launching of movistar brand in 13 countries.

Telefónica de España Group’s OIBDA (25.1% of consolidated OIBDA), which reached 2,321.9 million euros in the first half of the year, was 7.6% higher than in January-June 2005, after recording a 10.4% year-on-year growth in the second quarter, primarily due to lower provision this year related to the Redundancy Program 2003-2007. In the first half, the OIBDA margin rose to 39.2% (prior year: 37.1%), while excluding the Redundancy Program effect in both periods would increase to 45.8%, 0.3percentage points lower than in January-June 2005.

Telefónica Latinoamérica Group's OIBDA totalled 2,051.0 million euros as of the end of the first six months, or 22.2% of total OIBDA (Colombia Telecom contributed with 46.7 million euros), representing an 18.7% year-on-year increase in current euros. In constant euros and excluding the effect of Colombia Telecom, OIBDA grew by 0.4% (+5.5% excluding the sale of fixed assets in both periods). OIBDA margin stood at 44.1%, 0.5percentage points more than in June 2005 excluding the sale of fixed assets in both periods.

The OIBDA at Telefónica O2 Europe, which comprised 02 Group during the period February-June 2006 and Telefónica O2 Czech Republic and Telefónica Deutschland for the period January-June 2006, stood at 1,757.5 million euros (19.0% of consolidated OIBDA). O2 Group reached an OIBDA of 1,258.2 million euros and Telefónica O2 Czech Republic reported an OIBDA of 509.0 million euros. In terms of OIBDA margin, O2 UK’s stood at 27.6% and O2 Germany’s at 25.0%, both for the five months considered of 2006, while Telefónica O2 Czech Republic reported an OIBDA margin of 48.5%.

A breakdown of OIBDA by geographic area shows Telefónica Group’s greater diversification, with 45.1% coming from Spain (16.3 percentage points less than in June of 2005), 33.5% from Latin America (-2.4percentage points than in June 2005), and 19.8% from Europe, excluding Spain, (2.3% a year ago).

During the first half of 2006, depreciation and amortization totalled 4,345.5 million euros, up 42.8% from that obtained in the same period of 2005. On the one hand, this growth was due to increased amortization within the Telefónica Latinoamérica Group (+14.2% year-on-year) and the Telefónica Móviles Group (+11.4% year-on-year) due to the positive impact of exchange rates; and on the other hand, to Telefónica O2 Europe, due to the consolidation of O2 Group (February 2006) and Telefónica O2 Czech Republic (July 2005), the latter contributing with 77.1 million euros associated to the amortisation of the allocated assets in the acquisition process. In organic terms would have fallen by 1.4% (-1.7% in January-March 2006), mainly due to the decline of amortisation in Telefónica de España Group (-13.7%).

Operating income (OI) for the period January-June 2006 increased 40.8% year-on-year. Organic3 growth would have increased to 16.5%, 2.8 percentage points higher than in the first quarter.

The result of associated companies reached 39.4 million euros, compared with 5.3 million euros in the first half of 2005. This significant growth was due to the higher contribution of Portugal Telecom to Group results and to the reduction in losses attributable to IPSE-2000.

Net financial expenses amounted 1,190.6 million euros in the first half 2006, 63.0% year-on-year increase (+460.1 million euros) in respect with the comparable figure of 2005 (730.5 million euros). This variation is lower than the 92.1% increase in the average net debt due to the lower costs than 2005 average related to the debt growth in euros and pounds for the O2 acquisition.

The net free cash flow after CapEx generated by the Telefónica Group in the first six months of 2006 totalled 4,127.7 million euros, of which 1,389.4 million euros were assigned to the buyout of treasury stock in Telefónica, S.A., 1,169.2 million euros to the payment of dividend and 427.4 million euros to the cancellation of commitments, mainly headcount reduction program. Since the financial investments in the period (net of the sale of real state and the O2 and Colombia Telecom in the moment of the acquisition) reached 23,308.7 million euros, mainly because the O2 take over (purchases of O2 shares in the stock market began in 2005), the net financial debt has been increased by 22,167.0 million euros.

Telefónica´s Group net financial debt at the end of June 2006 stood at 54,922.1 million euros. Along with the aforementioned effect (increase of 22,167.0 million euros), another two effects have to be added: i) increase of 3,910.6 million euros due to the changes in the perimeter of consolidation and others effects over the financial statements, mainly the incorporation of O2 and Colombia Telecom gross debt and ii) reduction of 1,222.5 million euros as a consequence of the effects of the exchange rates on net financial debt non denominated in euros. This results in an increase of the net financial debt of 24,855.1 million euros versus the fiscal year 2005 net financial debt figure (30,067.0 million euros).

The tax provision accrued during the first half of 2006 totalled 1,001.7 million euros (tax rate of 27%), although the cash outflow for the Telefónica Group will be further reduced as negative tax bases are compensated for. The effective tax rate stood at 27% in the semester, lower than the 33% accounted in the first quarter due to the deductions effect (allowances for export activities) that were pending to record.

In the first half of 2006, results from discontinued operations rose to 19.4 million euros (+22.9% year-on-year), including the income from the Directories Business after the sale of Telefónica´s participation in TPI.

Cumulative results attributed to minority interests increased 31.1% versus the same period last year equivalent to a negative figure of 189.3 million euros in net income. This evolution is explained by the stake of minority interests in the net income of Telefónica O2 Czech Republic (consolidated since July of 2005).

As a result of the entries explained above, the consolidated net income of the Telefónica Group increased by 40.3% from the January-June 2005 period, to 2,574.0 million euros. Second-quarter net income stood at 1,300.4 million euros versus 922.9 million euros for the same period last year.

Consolidated CapEx for the first six months rose to 3,021.6 million euros, representing a year-on-year increase of 59.5%. This increase was due primarily to the consolidation of O2 Group and Telefónica O2 Czech Republic and, to a lesser extent, to the higher investments in broadband in the fixed line business and the positive effects of exchange rates. Organic growth3 would have been 0.2%. However, it should be noted that there is a strong cyclical component of the investments, so that this performance cannot be extrapolated to the full year.

3Assuming constant exchange rates and including the consolidation of Telefónica O2 in the Czech Republic in January-June of 2005 and Group 02 in February-June of 2005. It excluded the consolidation of Colombia Telecom in May-June of 2006. Organic growth for the first quarter of 2006 was altered by classifying the Directories Business as discontinued operations.

TELEFÓNICA GROUP

Financial Data

TELEFÓNICA GROUP
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
			January - June

			2006		2005		% Chg
Revenues			25,162.5		17,186.4		46.4
Operating income before D&A (OIBDA)			9,242.4		6,558.9		40.9
Operating income (OI)			4,896.9		3,477.9		40.8
Income before taxes			3,745.6		2,752.8		36.1
Net income			2,574.0		1,835.1		40.3
Basic earnings per share			0.546		0.375		45.6
Weighted average number of ordinary shares outstanding during the period (millions)			4,716.3		4,897.1		(3.7)

Note: For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IFRS rule 33 "Earnings per share". Thereby, there are not taking into account as outstanding shares the weighted average number of shares held as treasury stock during the period nor the shares assigned to the stock options plans for employees. Furthermore, in line with IFRS rule 33, the weighted average number of shares outstanding during every period, has been adjusted for these operations that had implied a difference in the number of outstanding shares, without a variation associated in the equity, as if those have taken place at the beginning of the first period presented. It consists on the distribution of the paid-in capital reserve by means of delivery of shares in the proportion of 1 share to every 25 shares, approved by the AGM as of May 31, 2005.

TELEFÓNICA GROUP
RESULTS BY COMPANIES
Unaudited figures (Euros in millions)
	REVENUES			OIBDA			OPERATING INCOME

	January - June			January - June			January - June
	2006	2005	% Chg	2006	2005	% Chg	2006	2005	% Chg

Telefónica de España Group (1)	5,921.3	5,819.2	1.8	2,321.8	2,158.3	7.6	1,365.6	1,050.8	30.0
Telefónica Latinoamérica Group (1)	4,660.3	3,781.3	23.2	2,051.0	1,728.4	18.7	1,084.5	882.2	22.9
Telefónica Móviles Group	8,793.2	7,759.8	13.3	2,898.8	2,578.8	12.4	1,680.2	1,484.7	13.2
Telefónica O2 Europe (2)	5,827.6	-	n.c.	1,757.5	-	n.c.	575.2	-	n.c.
Atento Group	508.3	388.2	30.9	64.6	51.5	25.3	50.5	37.9	33.4
Content & Media Business	775.1	601.9	28.8	222.5	114.1	95.0	208.6	100.0	108.7
Other companies (3)	337.1	390.8	(13.7)	(86.8)	4.9	c.s.	(109.1)	(51.4)	112.1
Eliminations	(1,660.3)	(1,554.7)	6.8	13.0	(77.2)	c.s.	41.4	(26.2)	c.s.
Total Group	25,162.5	17,186.4	46.4	9,242.4	6,558.9	40.9	4,896.9	3,477.9	40.8

(1) Telefónica de España Group and Telefónica Latinoamérica Group results consolidates the results from Terra Networks operations from 1 January 2005.
(2) Telefónica O2 Europe includes in 2006 O2 Group (February-June), Telefónica O2 Czech Republic y T. Deutschland. In 2005 Telefónica O2 Europe only includes Telefónica O2 Czech Republic since July.
(3) OIBDA and Operating Income exclude the variation in investment valuation allowances accounted for by Telefónica S.A. parent company and that are eliminated in consolidation.

TELEFÓNICA GROUP
CAPEX BY BUSINESS LINES
Unaudited figures (Euros in millions)
	January - June

	2006	2005	% Chg

Telefónica de España Group (1)	675.9	614.7	10.0
Telefónica Latinoamérica Group (1)	419.3	342.1	22.6
Telefónica Móviles Group	678.9	801.6	(15.3)
Telefónica O2 Europe (2)	1,054.6	-	n.c.
Atento Group	12.4	18.0	(31.0)
Content & Media Business	30.0	13.0	130.5
Other companies & Eliminations	150.5	105.5	42.6
Total Group	3,021.6	1,894.9	59.5

Note: Group CapEx in 2006 at cumulative average exchange rate. For comparative purposes, 2005 Capex has been recalculated at the cumulative average exchange rate for the corresponding period.
(1) Telefónica de España Group and Telefónica Latinoamérica Group results consolidates the results from Terra Networks operations from 1 January 2005.
(2) Telefónica O2 Europe includes in 2006 O2 Group (February-June), Telefónica O2 Czech Republic y T. Deutschland. In 2005 Telefónica O2 Europe only includes Telefónica O2 Czech Republic since July.

TELEFÓNICA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June			April - June

	2006	2005	% Chg	2006	2005	% Chg
Revenues	25,162.5	17,186.4	46.4	13,216.7	8,972.4	47.3
Internal expenditure capitalized in fixed assets (1)	341.7	225.2	51.7	195.9	137.7	42.2
Operating expenses	(16,173.0)	(10,921.7)	48.1	(8,723.3)	(5,964.5)	46.3
Supplies	(7,739.1)	(4,537.4)	70.6	(4,228.0)	(2,423.3)	74.5
Personnel expenses	(3,589.6)	(2,864.7)	25.3	(1,942.7)	(1,596.4)	21.7
Subcontracts	(4,401.3)	(3,175.0)	38.6	(2,325.8)	(1,760.3)	32.1
Taxes	(443.0)	(344.7)	28.5	(226.9)	(184.5)	23.0
Other net operating income (expense)	(230.3)	(88.5)	160.4	(99.6)	(18.3)	n.s.
Gain (loss) on sale of fixed assets	151.9	164.3	(7.5)	0.4	43.7	(99.1)
Impairment of goodwill and other assets	(10.3)	(6.8)	51.5	(5.1)	(3.0)	70.8
Operating income before D&A (OIBDA)	9,242.4	6,558.9	40.9	4,585.0	3,168.1	44.7
Depreciation and amortization	(4,345.5)	(3,081.0)	41.0	(2,199.8)	(1,560.4)	41.0
Operating income (OI)	4,896.9	3,477.9	40.8	2,385.2	1,607.7	48.4
Profit from associated companies	39.4	5.3	n.s.	17.6	14.4	22.5
Net financial income (expense)	(1,190.6)	(730.5)	63.0	(668.7)	(414.0)	61.5
Income before taxes	3,745.6	2,752.8	36.1	1,734.1	1,208.1	43.5
Income taxes	(1,001.7)	(789.0)	27.0	(341.8)	(215.2)	58.8
Income from continuing operations	2,743.9	1,963.8	39.7	1,392.4	992.9	40.2
Income (Loss) from discontinued operations	19.4	15.8	22.9	10.8	10.5	2.7
Minority interest	(189.3)	(144.5)	31.1	(102.7)	(80.5)	27.7
Net income	2,574.0	1,835.1	40.3	1,300.4	922.9	40.9

Weighted average number of ordinary shares outstanding during the period (millions)	4,716.3	4,897.1	(3.7)	4,678.2	4,898.0	(4.5)
Basic earnings per share	0.546	0.375	45.6	0.278	0.188	47.5

(1) Including work in process.
Note: For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IFRS rule 33 "Earnings per share". Thereby, there are not taking into account as outstanding shares the weighted average number of shares held as treasury stock during the period nor the shares assigned to the stock options plans for employees. Furthermore, in line with IFRS rule 33, the weighted average number of shares outstanding during every period, has been adjusted for these operations that had implied a difference in the number of outstanding shares, without a variation associated in the equity, as if those have taken place at the beginning of the first period presented. It consists on the distribution of the paid-in capital reserve by means of delivery of shares in the proportion of 1 share to every 25 shares, approved by the AGM as of May 31, 2005.

TELEFÓNICA GROUP
CONSOLIDATED BALANCE SHEET
Unaudited figures (Euros in millions)
	June

	2006	2005	% Chg
Non-current assets	85,395.6	57,457.3	48.6
Intangible assets	13,448.8	6,849.4	96.4
Goodwill	26,196.1	8,961.4	192.3
Property, plant and equipment and Investment property	32,580.8	27,787.2	17.3
Long-term financial assets and other non-current assets	5,686.6	5,353.0	6.2
Deferred tax assets	7,483.3	8,506.3	(12.0)
Current assets	17,979.3	12,625.5	42.4
Inventories	1,133.8	870.4	30.3
Trade and other receivables	9,495.1	7,390.9	28.5
Current tax receivable	1,565.2	1,358.0	15.3
Short-term financial investments	1,803.3	1,413.6	27.6
Cash and cash equivalents	3,556.7	1,579.1	125.2
Non-current assets classified as held for sale	425.2	13.6	n.s.

Total Assets = Total Equity and Liabilities	103,374.9	70,082.8	47.5

Equity	15,166.3	13,961.7	8.6
Equity attributable to equity holders of the parent	12,179.6	10,637.8	14.5
Minority interest	2,986.7	3,323.9	(10.1)
Non-current liabilities	64,620.0	31,225.4	106.9
Long-term financial debt	54,262.5	19,667.5	175.9
Deferred tax liabilities	2,836.7	2,468.6	14.9
Long-term provisions	6,500.4	7,834.3	(17.0)
Other long-term liabilities	1,020.3	1,255.0	(18.7)
Current liabilities	23,588.6	24,895.7	(5.3)
Short-term financial debt	7,466.1	11,689.5	(36.1)
Trade and other payables	8,258.6	6,426.3	28.5
Current tax payable	2,285.3	2,089.1	9.4
Short-term provisions and other liabilities	5,211.8	4,690.7	11.1
Liabilities associated with non-current assets classified as held for sale	366.6	0.0	n.s

Financial Data
Net Financial Debt (1)	54,922.1	27,990.5	96.2

(1) Net Financial Debt = Long term financial debt + Other long term liabilities + Short term financial debt - Short term financial investments - Cash and cash equivalents - Long term financial assets and other non-current assets.

TELEFÓNICA GROUP
FREE CASH FLOW AND CHANGE IN DEBT
Unaudited figures (Euros in millions)
		January - June

		2006	2005	% Chg
I	Cash flows from operations	8,740.5	5,773.8	51.4
II	Net interest payment (1)	(1,084.9)	(676.2)
III	Payment for income tax	(617.9)	(450.0)
A=I+II+III	Net cash provided by operating activities	7,037.7	4,647.6	51.4
B	Payment for investment in fixed and intangible assets	(3,246.9)	(2,033.2)
C=A+B	Net free cash flow after CAPEX	3,790.8	2,614.4	45.0
D	Net Cash received from sale of Real Estate	19.6	78.5
E	Net payment for financial investment	(23,328.3)	(3,533.8)
F	Net payment for dividends and treasury stock (2)	(2,649.1)	(1,589.7)
G=C+D+E+F	Free cash flow after dividends	(22,167.0)	(2,430.6)
H	Effects of exchange rate changes on net financial debt	(1,222.5)	1,032.0
I	Effects on net financial debt of changes in consolid. and others	3,910.6	833.5
J	Net financial debt at beginning of period	30,067.0	23,694.4
K=J-G+H+I	Net financial debt at end of period	54,922.1	27,990.5

(1) Including cash received from dividends paid by subsidiaries that are not under full consolidation method.
(2) Dividends paid by Telefónica S.A. and dividend payments to minoritaries from subsidiaries that are under full consolidation method and treasury stock.

TELEFÓNICA GROUP
RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)
	January - June

	2006	2005	% Chg
OIBDA	9,242.4	6,558.9	40.9
- CapEx accrued during the period (EoP exchange rate)	(3,021.6)	(1,894.9)
- Payments related to commitments	(427.4)	(462.6)
- Net interest payment	(1,084.9)	(676.2)
- Payment for income tax	(617.9)	(450.0)
- Results from the sale of fixed assets	(151.9)	(164.3)
- Invest. in working cap. and other deferred income and expenses	(147.9)	(296.5)
= Net Free Cash Flow after CapEx	3,790.8	2,614.4	45.0
+ Net Cash received from sale of Real Estate	19.6	78.5
- Net payment for financial investment	(23,328.3)	(3,533.8)
- Net payment for dividends and treasury stock	(2,649.1)	(1,589.7)
= Free Cash Flow after dividends	(22,167.0)	(2,430.6)	n.s.

Note: At the Investor Conference held in October 2003, the concept expected "Free Cash Flow" 2003-2006 was introduced to reflect the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.
The differences with the caption "Net Free Cash Flow after CapEx" included in the table presented above, are related to "Free Cash Flow" being calculated before payments related to commitments (workforce reductions and guarantees) and after dividend payments to minoritaries, due to cash recirculation within the Group.
	Jan-Jun 2006	Jan-Jun 2005
Net Free Cash Flow after CapEx	3,790.8	2,614.4
+ Payments related to cancellation of commitments	427.4	387.0
- Ordinary dividends payment to minoritaries	(90.5)	(201.4)
= Free Cash Flow	4,127.7	2,800.0

TELEFÓNICA GROUP
NET FINANCIAL DEBT AND COMMITMENTS
Unaudited figures (Euros in millions)
		June 2006

	Long-term debt	54,597.3
	Short term debt including current maturities	7,466.1
	Cash and Banks	(3,556.7)
	Short and Long-term financial investments (1)	(3,584.6)
A	Net Financial Debt	54,922.1
	Guarantees to IPSE 2000	365.5
	Guarantees to Newcomm	80.2
B	Commitments related to guarantees	445.7
	Gross commitments related to workforce reduction (2)	5,230.4
	Value of associated Long-term assets (3)	(721.1)
	Taxes receivable (4)	(1,618.9)
C	Net commitments related to workforce reduction	2,890.4
A + B + C	Total Debt + Commitments	58,258.2

	Net Financial Debt / OIBDA (5)	2.77x
	Total Debt + Commitments/ OIBDA (5)	2.93x

(1) Short term investments and certain investments in financial assets with a maturity profile longer than one year, whose amount is included in the caption "Investment" of the Balance Sheet.
(2) Mainly in Spain. This amount is detailed in the caption "Provisions for Contingencies and Expenses" of the Balance Sheet, and is the result of adding the following items: "Provision for Pre-retirement, Social Security Expenses and Voluntary Severance", "Group Insurance", "Technical Reserves", and "Provisions for Pension Funds of Other Companies".
(3) Amount included in the caption "Investment" of the Balance Sheet, section "Other Loans". Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.
(4) Net present value of tax benefits arising from the future payments related to workforce reduction commitments.
(5) Calculation based on 12 months accumulated OIBDA, including Telefónica O2 Czech Republic, O2 and Colombia Telecom.

TELEFÓNICA GROUP
EXCHANGES RATES APPLIED
	P&L and CapEx (1)		Balance Sheet (2)

	Jan - Jun 2006	Jan - Jun 2005	June 2006	June 2005
United States (Dolar USA/Euro)	1.229	1.284	1.271	1.209
United Kingdom (Sterling/Euro)	0.687	-	0.692	-
Argentina (Peso Argentinean/Euro)	3.768	3.735	3.923	3.491
Brazil (Real Brasileño/Euro)	2.688	3.293	2.751	2.842
Rep. Checa (Corona Checa/Euro)	28.494	-	28.495	30.030
Chile (Peso Chileno/Euro)	647.249	746.269	685.871	699.301
Colombia (Peso Colombiano/Euro)	2,881.844	3,012.048	3,344.482	2,816.901
El Salvador (Colon/Euro)	10.750	11.233	11.124	10.581
Guatemala (Quetzal/Euro)	9.357	9.837	9.679	9.212
Mexico (Peso Mexicano/Euro)	13.344	14.215	14.489	13.111
Nicaragua (Córdoba/Euro)	21.321	21.227	22.331	20.231
Peru (Nuevo Sol Peruano/Euro)	4.075	4.184	4.144	3.935
Uruguay (Peso Uruguayo/Euro)	29.604	32.020	30.320	29.744
Venezuela (Bolívar/Euro)	2,638.522	2,659.574	2,732.240	2,597.403

(1) These exchange rates are used to convert the P&L and CapEx accounts of the Group foreign subsidiaries from local currency to euros.
(2) Exchange rates as of 31/03/06 y 31/03/05.

RESULTS BY BUSINESS LINES

Fixed Line Business

Telefónica de España Group

The results of Telefónica de España Group for the first six months of 2006 were characterised by progress in the Internet and Broadband business, control in the drop of Access and Voice business, and the good results achieved in operating expenses containment. Hence, Telefónica de España Group revenues and OIBDA increased by 1.8% and 7.6% respectively during January-June 2006.

The following can be highlighted from the latest commercial action taken:

  The launch of "UNO familiar" (‘Family ONE’) as a new concept set within the strategic support for Fixed-Mobile convergence, enabling clients to make calls from a fixed number and up to four Movistar mobile numbers for only 0.03 euros a minute any time of day. This price is applicable to unlimited calls made from mobiles and calls from fixed numbers that do not exceed 60 minutes a month. The monthly fee for the service is three euros for the fixed line plus a registration fee of three euros for the fixed line and per mobile phone included in the group.

  The marketing of the new "Línea Básica" (Basic Line), a complete solution that includes a handset, voice calls Flat Rate, additional services and maintenance, with three contract options depending on the Flat Rate required by the client: metropolitan, regional (autonómica) or nationwide. The final price for each mode is 18.99 euros, 20.99 euros and 28.99 euros a month respectively.

  The launch of the new "Tarifa Mini Internacional Europa/USA" (International Europe/USA Mini Rate) with a monthly fee of three euros, providing calls to fixed and mobile numbers in these destinations 24 hours a day from 5 cents of a euro per minute. This Rate is an addition to others under the same scheme that offer very attractive prices on calls to Latin America, North Africa or Eastern Europe.

  The new Imagenio "Básico" option, comprising a reduced package of 30 TV channels yet maintaining access to interactive on-demand video services and pay per view. This reduced mode is marketed under the Trío offer, with a National Calls Flat-Rate and 24H 1Mbps ADSL for a monthly fee of 43.90 euros, and under Dúo with National Calls Flat-Rate for a monthly fee of 17 euros. From now on, the traditional Imagenio modality will be known as "Familiar" (Family).

  Another notable feature with regard to the Imagenio contents catalogue, in addition to the inclusion of five new channels (MTV2, FOX, National Geographic, TCM and ESPN) is the agreement reached with Paramount Studios to enable us to offer its best film releases in video on demand. Following this recent incorporation, the Imagenio Familiar range includes close to 70 channels.

  Furthermore, campaigns focusing on high value/consumption clients in areas with the greatest risk of competition have been started in the SME and Professionals segment, capitalising on the launch of new products packages such as the "Nueva Línea Básica" (New Basic Line), the "Línea Profesional 2006" (Professional Line 2006) and the "Nuevos Negocios" (New Business) packages. Free subscription has also been maintained for additional and simultaneous PSTN or ISDN lines.

Over the last quarter within the Wireless Broadband Alliance, Telefónica has signed agreements with both T-Com and T-Mobile to provide Telefónica de España Zonas ADSL Wi-Fi clients with access to more than 10,000 hot spots that those two operators have distributed in Austria, Germany, the Czech Republic, Netherlands and the United Kingdom. T-Mobile USA has also joined the same framework, thus bringing access to its 6,700 hot spots in the United States.

The signing of strategic agreements with the real state and construction companies Fadesa and Vallehermoso must also be noted, the aim of which is to develop and promote smart homes in Spain incorporating domotic applications based on the telephone network.

Also significant is the recent acquisition by Telefónica de España of 51% of the share capital of Iberbanda, which operates an LMDS wireless access network through a 3.5 Ghz. licence obtained in March 2000. This operation will facilitate the activities that Telefónica is undertaking to extend broadband coverage to the rural areas of the country.

In relation the ADSL service, the results of the report published in May by the Asociación de Internautas (Spanish Net Surfers’ Association) regarding internet speeds must be mentioned: in it, for the fourth year running, broadband and narrowband (switched telephony network) internet access provided by Telefónica de España were the fastest and most stable in the market, including cable.

In a recent study, the Unión de Consumidores (Consumers’ Union) of Spain assessed the Telefónica de España Customer Service as above that provided by the remaining operators, highlighting the best price-quality ratio in the market enjoyed by our clients.

In terms of regulatory matters, during the second quarter of the year, the CMT has firmly advanced in the analysis of the significant markets, process that has been ended in the current month of July.

Within this process, the results of the main markets dealt with over the quarter are worth underlining:

  There was no new moves in the leased circuits market, with the maximum price regime being maintained for the circuits included in the Reference Offer.

  The continuity of the regulatory framework is also extended to the transit traffic-services provided on the public fixed network, the service conditions of which are not modified.

  In order to provide broadband and voice services, the wholesale unbundled copper loop access market maintains the regulations in force at present, although the existing Reference Offer (OBA) is soon to be reviewed.

  The wholesale broadband access market analysis has seen the need for Telefónica de España to provide wholesale indirect access services on a regional and national basis, replicating all products comprising the Company’s ADSL retail connectivity portfolio of services.

Revenues of Telefónica de España Group amounted to 5,921.3 million euros during the first half of 2006, a year-on-year growth of 1.8%, as mentioned above. Revenues amounted to 2,977.0 million euros during the second quarter of the year, a 0.3% increase and a lower figure in relation to the 3.3% growth recorded in the first quarter, primarily as a result of three factors not affecting underlying growth of the business: The fall in revenues of Telyco, mainly following the exceptional sales of mobile handsets last year (-1.1p.p.), the Easter effect (-0,6p.p.); and the change in the accounting criterion for revenues from traffic cards as of March 2006 (-0.8 p.p.). Without these effects, the growth in revenues during the second quarter would have been 2.7%.

The contribution of Telyco to revenues during the first half of the year amounted to 206.0 million euros, 11.7% down year on year. The performance of Telyco subtracted 0.5 percentage points from the growth of the Telefónica de España Group during the January-June 2006 period. TTP contributed 50.5 million euros to Group revenues, a year-on-year drop of 14.7%, and Terra provided 51.3 million euros over the six months. In order to make comparisons with the previous year, Terra España has been considered under comparable terms as being inside the Telefónica de España perimeter since January 2005. Under these conditions, a 22.0% drop was recorded.

Revenues from Telefónica de España Parent Company amounted to 5,702.0 million euros over the first six months of the year, 2.6% up on the previous year and reaching 1.5% during the second quarter. Excluding the effects of Easter and the change in accounting criterion for traffic cards, growth over the second quarter would have stood at 3.0%.

Below is a detailed analysis of Telefónica de España Parent Company’s revenues:

  Revenues for traditional access fell by 2.2% in relation to those obtained during the first half of 2005 to stand at 1,382.4 million euros. In relation to the second quarter of the year, the 2.7% drop registered was due to the reduction in the number of fixed telephony lines and the freezing of the monthly fee of PSTN lines in 2006.

  The fixed telephony access market in Spain is estimated to have grown by 1.5% by the end of June 2006, whereas that of Telefónica de España fell by 1.3% over the last 12 months to stand at 16.0 million, with an estimated market share of 84%.

  This trend has been more than offset by the 3.2% growth in the total number of Telefónica de España access, in which additionally to fixed telephony accesses, data and internet accesses were accounted for as well as pay television and wholesale. The total combined figure amounted to 22.2 million accesses.

  Revenues from traditional voice services amounted to 2,474.0 million euros over the first half of the year, with a year-on-year reduction of 4.2%. Observing the second quarter of the year, this reduction increased to 5.8% partly due to Easter, which positively affected the first quarter of the year and negatively affected the second. Logically, both effects cancel each other out over the first half of the year.

  Revenues from outgoing voice traffic amounted to 1,546.3 million euros over the first half of the year, with a year-on-year reduction of 6.6%. This reduction amounted to 9.6% in the second quarter, partly due to the Easter effect and partly to the change in the business model and, therefore, in the accounting criterion for traffic cards revenues. A retail model was previously followed in which traffic resold at the regulated price was accounted for as revenues, and the bonuses and agreements, etc. with distributors, as expenses. A wholesale model has been followed since March 2006, in which only the net business margin is recorded as revenues. The impact of this measure stood at approximately 22.7 million euros in the second quarter, reducing both traffic revenues and external services expenses. Logically, this has no impact on OIBDA.

  This fall in revenues does not reflect the better performance of outgoing voice traffic seen as a result of the launch of Dúo and Trío offers, that traffic having dropped by only 1.3% over the first half of the year as compared with 7.2% in 2005.

  This effect can also be seen in the performance of the voice market in Spain: from January to June, it fell by an estimated 1.1%, compared with the 3.1% drop of the previous year. The estimated market share of Telefónica de España remained quite stable throughout the year at around 66%.

  Telefónica de España’s outgoing voice traffic during the first half of the year amounted to 22,474 million minutes, maintaining falls substantially below those recorded during the previous year (1.3% year-on-year reduction), as mentioned previously. The significant growth of DLD traffic –interprovincial– is worth noting (10% to June), heavily encouraged by the new rates formulas.

  In the accumulated figures to June, domestic voice traffic fell slightly, by 1.1% in comparison with the previous year, with a total of 17,320 million minutes. International long-distance traffic increased by 3.9% to 1,004 million minutes, showing a slowdown in its growth. Not affected by flat rates, fixed-to-mobile traffic continued to drop by 4.7% to stand at 2,740 million minutes.

  With regard to service packages, it is worth noting that the total number of combined plans and flat rates amounted to 3,876,686, 11.5% up on that of March 2006.

  Moreover, by the end of June, there were 2,099,692 pre-selected lines, a drop of 97,541 over the second quarter, with the accumulated reduction over the first six months of the year amounting to 184,898 lines.

  According to our estimates, the fixed Internet Broadband access market in Spain amounted to around 5.85 million accesses by the end of June, recording an estimated net gain over the March-June 2006 period of 350,000 accesses; this represents a lower figure than the net growth of the market in the first quarter of 2006, partly due to the CMT’s delays to authorize Telefónica’s latest broadband product developments until the analysis of relevant markets has been concluded and the OBA reviewed. Telefónica’s ADSL connections as a whole (wholesale plus retail, including accesses providing only the Imagenio service) accounted for 3,951,077 connections by the end of June 2006.

  Revenues from Internet and Broadband services totalled 1,141.7 million euros during the first half of the year, growing by 26.4% on the same period of previous year, and comfortably offsetting the reduction in revenues from the traditional access and voice businesses. During the second quarter of the year, the growth in these revenues stood at 24.9%.

  Within this caption, broadband revenues from both internet access and pay television grew 33.5% over the year to reach 1062.7 million euros, of which 850.4 million euros are from the retail business. Growth stood at 32.2% over the second quarter.

  Telefónica’s cliente base of retail broadband internet lines (ADSL, Optical fibre and other technologies, excluding accesses only providing the Imagenio service) recorded a net gain of 177,394 connections over the second quarter. With this, the total number of Telefónica retail broadband internet lines stood at 3,220,138 by June 2006. The estimated Broadband market share remained at around 55% in June.

  The new bundles of products and the reductions in prices included in the promotions have led to a year-on-year reduction in the ADSL connectivity ARPU of close to 9%; being partially offset by the growth of almost 32% in the value added services ARPU; this led to an overall 4.5% drop in broadband ARPU. Finally, to be noted for the purposes of revenues, the lower ARPU recorded was offset by the increase in the number of clients.

  It must be highlighted that 61.0% of Telefónica de España retail broadband accesses have the internet connectivity service within some kind of double or triple-offer bundle.

  The net gain of unbundled loops during the second quarter amounted to 131,592 new loops, underlining the support for this technology by many of our competitors. By the end of the second quarter, the total number of unbundled loops stood at 678,294 to represent, according to our estimates, 12% of the total number of fixed Broadband Internet accesses on the Spanish market and 15% of ADSL lines. Of this total, 386,032 (57%) were shared access loops. In terms of net gain for the second quarter, fully unbundled loops represented 50% of the total.

  The wholesale ADSL service was affected by the migration to unbundled loops and, therefore, recorded a net loss of 21,980 accesses during the second quarter to leave its total number at 684,431.

  Value-added services (VAS) provided over Telefónica de España broadband accesses remained a fundamental factor in the commercial range of Telefónica de España. 65% of our retail broadband clients have contracted at least one VAS, and the number of operative services now amounts to over 2.9 million units. ADSL Solutions is noteworthy among these services, a total of 322.588 solutions being operational by the end of the second quarter to give a 9.3% increase in relation to last March.

  The net growth of Telefónica de España pay-TV clients during the second quarter of the year amounted to 17,189, placing the total at 267,473 clients and increasing Telefónica’s estimated share of the Spanish pay-TV market to almost 8%.

  Revenues from data services grew by 3.6% in relation to the first half of the previous year to reach 533.6 million euros. Growth stood at 5.0% over the second quarter. Wholesale data revenues recorded a 28.5% growth to total 112.8 million euros, basically driven by leased circuits and transport capacity services provided to other telephony operators; which in the other hand resulted in retail data services revenues falling by 7.5% in the second quarter.

  End client fibre connections amounted to 17,358, 64.2% up on those recorded in June 2005.

  Lastly, information technology services contributed towards Telefónica de España revenues with a total of 170.3 million euros, a 17.1% increase year on year. Growth stood at 7.3% over the second quarter.

  There are currently 204 client management centres operated by Telefónica and 156 contracts with clients who are outsourcing their communications service/systems. These figures have grown by 36% and 43.1% respectively year on year.

  The number of servers devoted to clients amounted to 3,117, a 15.0% increase on the previous year. The number of desktop positions managed stood at 87,533, of which 43.0% include high added value solutions such as managed LAN or the helpdesk service.

Telefónica de España Group’s operating expenses recorded a year-on-year decrease of 4.0% to 3,644.5 million euros, whereas this drop stood at 6.9% for the second quarter. Excluding the effect of the provisions for workforce restructuring, expenses in the second quarter would have dropped by 2.3%. This good result is due to the containment of expenses in the main captions such as external services and supplies expenses.

  Personnel expenses fell by 7.6% in relation to the first half of the previous year to reach 1,465.8 million euros. This reduction stood at 10.9% during the second quarter. 44 redundancies were recorded during the first six months of the year from the Terra España Remunerated Layoff Plan and 1,237 from the Telefónica de España Redundancy Program (E.R.E.). The provision for these items amounts to 391.5 million euros.

  Excluding the effect of Redundancy Plan provisions in the first half of 2005 (524.3 million euros including actuarial reviews) and in 2006, personnel expenses would have grown by 1.2%. This growth was affected by first half of 2005 base data used for comparison; personnel expenses during this half recorded a forecast growth in CPI of 2.9% that, by year-end, was eventually set at 3.7%. In addition, May 2006 saw an increase in the provision to catch up from the foreseen CPI to current inflation levels.

  Telefónica de España Parent Company workforce at the end of June comprised 32,893 employees, a net reduction of 386 employees since the start of the year. The average Telefónica de España Parent Company workforce in the first half of the year stood at 34,771 employees, a 4.6% reduction in comparison with the average workforce in the same period of 2005.

  Supplies expenses fell by 0.6% over the year to stand at 1,449.6 million euros. This reduction amounted to 2.5% during the second quarter. The following factors have notably contributed to this good performance: the reduction in Telyco activity; lower interconnection costs (-6.3%) as a result of the reduction in fixed-to-mobile traffic and the call termination prices in mobile operator networks; and lower expenses associated with the wholesale unbundled loop service, once the main exchanges conditioning work had been completed for this service.

  External services expenses recorded a drop of 4.1% to stand at 627.8 million euros. The drop fell to 7.7% in the second quarter, partly due to lower expenses recorded through the change in the accounting criterion for traffic cards and the trend in the Telefónica Parent Company’s commercial expenses, the drop in which also intensified during the second quarter (-6.1% compared with -4.8% in the first quarter). In the June accumulated figures, Telefónica de España Parent Company’s commercial expenses were reduced by 5.5%.

The combined effort made by the Company with regard to the growth in revenues and efficiency has led to operating income before depreciation and amortization (OIBDA) of 2,321.8 million euros in the first half of the year, a 7.6% year-on-year growth and a growth of 10.4% in the second quarter. The increased growth in OIBDA during the second quarter compared with the 5.3% recorded in the first quarter was due to lower provisions associated with the Redundancy Plan (E.R.E.) recorded during the second quarter.

For comparison purposes with the announced financial guidance, exceptional revenues/expenses not foreseen in the first half of 2005 and 2006 must be excluded from OIBDA. Once this adjustment has been made, the growth in OIBDA would stand at 8.4%, positively affected by the difference between the provisions made due to the Redundancy Plan (E.R.E.) for January-June 2006 compared with the same period of 2005. The Company maintains its 2006 growth target of between +1% and +3% in OIBDA, excluding not foreseeable revenues/expenses.

The OIBDA margin stood at 39.2% during the first half of the year, 2.1 percentage points above that recorded in the previous year. Excluding the effect of the provision for the Redundancy Plan, the first half’s margin would have increased by 6.6 percentage points to reach 45.8%. Comparing this margin with the comparable margin of the same period in 2005 (excluding the Redundancy Plan provision and the actuarial review), performance remained almost stable with a slight 0.3 percentage point drop.

The OIBDA for the Telefónica de España Parent Company amounted to 2,293.7 million euros, up 7.4% year on year, while CapEx for Telefónica de España Group totalled 675.9 million euros, a 10.0% increase in comparison with the previous year.

TELEFÓNICA DE ESPAÑA GROUP
ACCESSES
Unaudited figures (Thousands)
	2006		2005			2006

	June	% Chg	June	September	December	March
Final Clients Accesses	20,821.7	1.6	20,484.1	20,484.3	20,742.7	20,901.7
Fixed telephony accesses (1)	16,019.7	(1.3)	16,236.5	16,180.8	16,135.6	16,108.5
Internet and data accesses	4,534.6	8.2	4,190.1	4,211.4	4,400.6	4,542.9
Narrowband	1,254.0	(33.0)	1,872.5	1,745.7	1,614.9	1,437.4
Broadband (2)	3,220.1	43.3	2,246.7	2,397.7	2,720.8	3,042.7
Other (3)	60.4	(14.8)	70.9	68.0	64.9	62.8
Pay TV	267.5	n.s.	57.5	92.1	206.6	250.3
Wholesale Accesses	1,369.3	34.0	1,021.6	1,077.4	1,164.1	1,260.4
Unbundled loops	678.3	128.4	297.0	361.3	434.8	546.7
Shared UL	386.0	118.7	176.5	228.9	279.0	320.3
Full UL	292.3	142.6	120.5	132.4	155.7	226.4
Wholesale ADSL	684.4	(4.5)	717.0	708.6	721.9	706.4
Other (4)	6.6	(13.8)	7.6	7.5	7.4	7.3
Total Accesses	22,191.0	3.2	21,505.7	21,561.7	21,906.8	22,162.1

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) ADSL, satelite, optical fiber and broadband circuits. Includes Terra.
(3) Leased lines.
(4) Wholesale circuits.

TELEFÓNICA DE ESPAÑA PARENT COMPANY
OPERATING REVENUES
Unaudited figures (Euros in millions)
	January - June			April - June

	2006	2005	% Chg	2006	2005	% Chg
Traditional Access (1)	1,382.4	1,413.2	(2.2)	686.8	705.5	(2.7)
Traditional Voice Services	2,474.0	2,583.1	(4.2)	1,224.1	1,299.8	(5.8)
Domestic Traffic (2)	628.0	695.9	(9.8)	306.4	339.9	(9.9)
Fixed to Mobile Traffic	559.8	580.4	(3.5)	286.0	297.2	(3.8)
International Traffic	244.3	234.3	4.3	128.5	122.8	4.6
Intel. Network, other cons. and bonusses (3)	114.1	145.2	(21.4)	41.1	83.1	(50.5)
Interconnection (4)	462.2	453.9	1.8	230.6	224.7	2.6
Handsets sales and others (5)	465.5	473.3	(1.6)	231.5	231.9	(0.2)
Internet Broadband Services	1,141.7	903.4	26.4	598.5	479.1	24.9
Narrowband	79.0	107.6	(26.6)	36.2	53.9	(32.8)
Broadband	1,062.7	795.8	33.5	562.3	425.2	32.2
Retail (6)	850.4	603.8	40.8	450.9	318.0	41.8
Wholesale (7)	212.3	192.1	10.5	111.4	107.2	3.9
Data Services	533.6	515.0	3.6	266.4	253.8	5.0
VPN, Leased Circuits and Broadcasting	312.6	334.6	(6.6)	153.6	166.0	(7.5)
Wholesale	221.1	180.4	22.6	112.8	87.8	28.5
IT Services	170.3	145.4	17.1	91.1	84.9	7.3
Total operating revenues	5,702.0	5,560.1	2.6	2,866.8	2,823.1	1.5

(1) Monthly and connection fees (PSTN, Public Use Telephony, ISDN and Corporate Services) and Telephone booths surcharges.
(2) Local and domestic long distance (provincial and interprovincial) traffic.
(3) Intelligent Network Services, Special Valued Services, Information Services (118xy), bonusses and others.
(4) Includes revenues from fixed to fixed incoming traffic, fixed to mobile incoming traffic, and transit and carrier traffic.
(5) Managed Voice Services and other businesses revenues.
(6) Retail ADSL services and other Internet Services.
(7) Includes Megabase, Megavía, GigADSL, and local loop unbundling.

TELEFÓNICA DE ESPAÑA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June			April - June

	2006	2005	% Chg	2006	2005	% Chg
Revenues	5,921.3	5,819.2	1.8	2,977.0	2,969.0	0.3
Internal expenditure capitalized in fixed assets (1)	66.6	75.0	(11.2)	31.6	45.9	(31.2)
Operating expenses	(3,644.5)	(3,796.0)	(4.0)	(1,940.7)	(2,085.6)	(6.9)
Other net operating income (expense)	(25.2)	20.7	c.s.	(7.7)	21.8	c.s.
Gain (loss) on sale of fixed assets	11.0	44.1	(75.1)	3.2	9.8	(67.1)
Impairment of goodwill and other assets	(7.3)	(4.7)	56.5	(4.1)	(1.6)	149.7
Operating income before D&A (OIBDA)	2,321.8	2,158.3	7.6	1,059.3	959.3	10.4
Depreciation and amortization	(956.3)	(1,107.4)	(13.7)	(466.1)	(538.0)	(13.4)
Operating income (OI)	1,365.6	1,050.8	30.0	593.2	421.3	40.8
Profit from associated companies	0.1	(2.4)	c.s.	0.1	(2.3)	c.s.
Net financial income (expense)	(66.5)	(271.6)	(75.5)	(42.4)	(168.8)	(74.9)
Income before taxes	1,299.2	776.8	67.2	550.9	250.2	120.2
Income taxes	(439.3)	(245.8)	78.7	(184.6)	(67.4)	173.8
Income from continuing operations	859.9	531.0	61.9	366.3	182.8	100.4
Income (Loss) from discontinued operations	0.0	0.0	n.s.	0.0	0.0	n.s.
Minority interest	(0.2)	0.1	c.s.	(0.1)	0.2	c.s.
Net income	859.6	531.1	61.9	366.2	183.0	100.1

(1) Including work in process.
Note: Telefónica de España Group incorporates the results of Terra Networks operations from 1 January 2005.

RESULTS BY BUSINESS LINES

Fixed Line Business

Telefónica Latinoamérica Group

From January 1st 2006, Telefónica Latinoamérica Group’s fixed telephony operator accounts include the Telefónica Empresas businesses in their respective countries. The 2005 results are shown on comparable terms. On the other hand, to facilitate year-on-year comparisons, the Telefónica Latinoamérica Group figures include the results of the Terra subsidiaries in Latin America since January 1st 2005.

In addition, from the 1st of May, the Group’s results consolidate the results of Colombia Telecom, following the acquisition of 50% plus one share of that company in April. In these two months, Colombia Telecom has contributed 100.5 million euros to Telefónica Latinoamérica’s revenues and 46.7 million euros to its OIBDA.

Local currencies of the countries in which Telefónica Latinoamérica has a presence have suffered a slight depreciation against the euro in the second quarter of the year. Even so, overall yearly changes in exchange rates have had a positive effect on Telefónica Latinoamérica’s accounts, contributing 16.2 p.p. to growth in revenue and 15.6 p.p. to OIBDA growth.

By the end of the first half of the year, Telefónica Latinoamérica had reached revenues of 4,660.3 million euros, 23.2% up on the same period in 2005, in current euros. Excluding the positive contribution of exchange rates and the revenue generated by Colombia Telecom, Telefónica Latinoamérica registered revenues that were 4.4% greater, in constant euros, than at the same half in 2005. This is mainly a reflection of the growth in local currency terms recorded in all fixed telephony and data operators, especially in Brazil (+4.5% in local currency) from revenue growth in its local business, from the sales of packages and from the tariff increase of July 2005, along with a greater number of broadband users and increased sales in data services and IT. On the other hand, Argentina has registered a growth in revenues of 9.6% in local currency, through the good performance of traditional business and thanks also to the growth in revenues from new businesses. The growth of revenues in Chile (+1.0% in local currency) has been driven by the good performance of Internet (broadband and narrowband) and digital TV revenues, which have compensated for the lower sales in the traditional businesses. In Peru’s case, the growth in revenues (+2.3% in local currency) has been driven mainly by the growth in Internet revenues, thanks to the good performance of broadband and Pay TV revenues, which have offset the fall in the traditional business revenues, mainly due to the impact of the productivity factor (CPI-10.07%).

Operating expenses for Telefónica Latinoamérica Group, 2,590.1 million euros in the six months period, have shown a growth of 25.6% in current euros. Excluding the contribution of Colombia Telecom and changes in exchange rates, operating expenses registered a growth of 6.7%, in constant euros. This growth was affected by the costs linked to the workforce restructuring programs carried out in Chile and Brazil in the first quarter of the year; Telesp’s greater tax expenses relating to the new concession; the higher interconnection costs, mainly in Brazil, due to higher traffic to mobile phones; higher commercial costs, especially in customer service and advertising; as well as higher wage costs in Argentina.

As a consequence, Telefónica Latinoamérica presented an Operating Income Before Depreciation and Amortization (OIBDA) of 2,051.0 million euros, 18.7% up on the same period in 2005. Excluding the contribution of Colombia Telecom and changes in exchange rates, the OIBDA registered a growth of 0.4% in constant euros. This growth was affected by the capital gain from sale of Infonet in 2005. Excluding the results on sales of fixed assets and Colombia Telecom’s contribution, the OIBDA growth was 5.5% in constant euros.

CapEx of Telefónica Latinoamérica stood at 419.3 million euros to the month of June, with a yearly growth of 22.6% (+6.0% in constant terms and excluding the investment made by Colombia Telecom), to a great extent devoted to the expansion of broadband and new businesses. In accordance with this volume of investment, Telefónica Latinoamérica registered to June an operating free cash flow (OIBDA-CapEx) of 1,631.6 million euros, with a growth of 17.7% (+5.4% in constant euros, excluding the contribution Colombia Telecom and the results on sales of fixed asset).

By the end of June Telefónica Latinoamérica Group manages 30.8 million accesses, 11.1% more than in June of 2005, after the incorporation of Colombia Telecom, with 2.2 million fixed telephony accesses and 30,200 retail Internet broadband accesses. Retail Internet broadband accesses maintain the strong growth rate of previous quarters, reaching close to 3.2 million accesses (+46.9% year-on-year), thanks to the commercial effort made by all the operators. On the other hand, fixed telephony accesses reach 23.9 million, 10.9% more than in June 2005, after the incorporation of Colombia Telecom, and thanks also to the high rate of growth recorded by Telefónica del Perú and TASA, that offset the lower plant of Telesp and Telefónica Chile.

The total Group workforce increases 21.2% year-on-year up to 32,604 employees, after the incorporation of 4,296 employees of Colombia Telecom.

TELESP

At the beginning of July, Anatel approved the tariff adjustment for fixed telephony operators for 2006. In the case of Telesp the adjustment for local tariffs (connection fee, monthly fee and local pulse) was -0.38% and-2.73% for national long distance rates.

Anatel also approved the so-called social telephone service, AICE (Individual Access – Special Class), which must be provided by fixed telephony operators from the 1st of July. This is a residential prepaid line for homes that do not have another fixed telephony access.

At the end of June Telesp manages 15.8 million accesses, 1.2% higher than in June 2005, thanks to the strong growth of the retail Internet broadband accesses, that reached in 1,4 million (+40.7% year-on-year), after having registered a net gain of 168,600 accesses in the first half of the year. Fixed telephony accesses reached 12.3 million (-0.8% year-on-year) of which around 19% are prepaid lines or with consumption limit (close to 17% in June 2005).

Voice traffic, amounting to 35,367 million minutes, represented a year-on-year drop of 2.0%, due to the decrease in long distance traffic (-8.5% year-on-year), mainly intrastate traffic, as a consequence of the contraction of the market (-3.2% year-on-year) due to the growth in mobile telephony, as well as a decrease in incoming interconnection traffic (-4.8%) and in public telephone traffic (-7.0%), even though local traffic remained constant at 2005 levels.

Revenues reached 2,796.0 million euros in the first half of the year, increasing by 4.5% in local currency, thanks to a 2.4% growth in local currency in the traditional business revenues. This was motivated mainly by the rise in revenue generated by local traffic (although growth rate has decelerated due to a lower average number of lines in service and the reduced traffic in June due to the World Cup); the sales of packages and the tariff increase in July 2005, offsetting the drop in interconnection revenues due to lower levels of incoming traffic and lower interconnection charges since the coming into force of the new concession contract. Another important contributing factor was the growth of Internet revenues (broadband and narrowband) (+27.8% in local currency) driven mainly by the rise of broadband accesses, which has contributed 8.8% of Telesp’s turnover (7.2% in the same period in 2005). To a lesser degree, but also recording a positive contribution, is the growth in sales of data services and IT (+8.7% y +36.4% in local currency, respectively), which contribute jointly 3.9% to the company’s revenues.

Operating expenses show an annual rise of 5.3%, due mainly to higher tax costs (+78.4% in local currency), related to the tax established in the new concession contract, as well as higher personnel costs (+15.7%) due to the extraordinary charge relating to the restructuring of the workforce carried out in the first quarter of the year. Excluding this extraordinary charge, personnel costs would have risen by 3.7% in local currency, while the operating costs would limit its growth at 3.9% in local currency. Costs for supplies climbed by 0.9% in local currency, as a consequence of higher interconnection costs due to increased traffic to mobile phones, as a result of strong growth in this market. Subcontract costs show a growth of 1.0% in local currency reflecting the efforts of the operator to contain costs.

Operating Income Before Depreciation and Amortization (OIBDA) of Telesp reached 1,294.6 million euros in June, 7% up on the same six month period of the previous year in local currency. This was positively affected by a series of specific impacts such as the recovery of taxes (PIS/Cofins), the reversal of provisions corresponding to previous periods, and the sale of materials. The OIBDA margin remains at 46.3%, 1.1 p.p. above the corresponding margin in 2005.

In June, the accumulated CapEx reached 217.8 million euros, 4.4% down on the same period in 2005 in local currency. Accordingly, operating free cash flow (OIBDA-CapEx) stood at 1,076.8 million euros (+9.6% annually in local currency).

TELESP
ACCESSES
Unaudited figures (Thousands)
	2006		2005			2006

	June	% Chg y-o-y	June	September	December	March
Final Clients Accesses	15,704.4	1.1	15,535.2	15,642.9	15,606.8	15,618.7
Fixed telephony accesses (1)	12,336.1	(0.8)	12,434.9	12,446.4	12,340.3	12,370.4
Internet and data accesses	3,368.3	8.6	3,100.3	3,196.5	3,266.5	3,248.2
Narrowband	1,891.4	(7.7)	2,049.9	2,038.4	1,986.7	1,876.1
Broadband (2)	1,382.4	40.7	982.7	1,091.0	1,213.8	1,307.3
Other	94.5	39.4	67.8	67.2	66.0	64.8
Wholesale Accesses	46.3	37.2	33.8	32.9	32.6	32.7
Total Accesses	15,750.8	1.2	15,569.0	15,675.8	15,639.4	15,651.3

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) Includes ADSL and broadband circuits.

TELEFÓNICA DE ARGENTINA

Throughout the first half of the year, the growth of the fixed telephony and data businesses in Argentina continued to perform well despite the fact that tariffs have not changed since 2002, and also helped by a strong rise in revenue brought about by new businesses, which meant a revenue growth of 9.6%.

At the end of June, TASA manages 5.6 million accesses (+4.6% with respect to the same period of the previous year), thanks to the yearly increase in fixed telephony accesses (+3.8%) reaching 4,6 million, as well as the strong growth of the retail Internet broadband accesses (+70.8%), that climbed to 408,700, which allows the company to continue as leader of the market of broadband in its area of influence.

The total voice traffic remained stable at 2005 levels (-0.3% year-on-year) thanks to a growth in local traffic (+2.3%) and long distance traffic (+2.3%), which virtually compensated for a decrease in the revenue from incoming interconnection traffic and from public phone usage, these having been affected by the rise in mobile phone usage.

The good performance of access and traffic operating variables as compared with 2005 allowed revenues to reach 475.0 million euros with an overall year-on-year increase of 9.6% in local currency. By businesses, traditional business grew 6.2% in local currency (+4.7% as of March), thanks to a higher number of average lines in service, better trends in the wholesale business, increased revenue from interconnection revenues and progress in value added services. As for Internet business (narrowband and broadband), it maintained a strong growth pattern (+31.2% compared to the previous year in local currency) increasing its weight over total revenues to 10.8% (+1.8 p.p. year-on-year) thanks to the expansion of broadband (whose revenue grew by 50.3% in local currency), compensating for the contraction of the narrowband business. Similarly, data and information technology services maintained high growth patterns (+15.7% and +159.5% in local currency, respectively) accounting for 7.9% of company sales. This was aided by increased sales to companies, mainly VPNs and turnkey projects.

Operating expenses presented a growth of 19.2% in local currency with respect to 2005. The main rise was recorded in personnel expenses (+22.8% in local currency) and by service contracts. These were affected by the rise in salaries agreed at the end of 2005. Subcontracts grew 16.9% in local currency, mainly due to the rise in the above-mentioned service contracts. The cost of supplies rose by 17.6% in local currency owing to the rise in interconnection traffic with other operators and to equipment costs.

The ratio for bad debts over revenues was maintained below the 1% mark, thanks to good trend in debt collections and to the volume of prepaid lines or lines with consumption limit, which continued at around 30%.

The major growth in revenues has allowed TASA to reach an Operating Income Before Depreciation and Amortization (OIBDA) of 242.7 million euros, up 3.0% in local currency compared with the first half of 2005, achieving a margin (taking fixed-to-mobile interconnection into account) of 43.4%, 3.2 p.p. less than in 2005, due to the higher salary costs and subcontracts.

For the first six months of 2006, CapEx has stood at 66.8 million euros, 33.0% up in local currency with respect to 2005, of which approximately 50% was devoted to broadband and new businesses. The operator has registered an operating free cash flow (OIBDA-CapEx) of 175.9 million euros, 5.1% lower in local currency than that generated during the same period in 2005, due to higher investments.

TELEFÓNICA DE ARGENTINA
ACCESSES
Unaudited figures (Thousands)
	2006		2005			2006

	June	% Chg y-o-y	June	September	December	March
Final Clients Accesses	5,548.3	4.6	5,302.3	5,404.6	5,417.3	5,465.4
Fixed telephony accesses (1)	4,586.7	3.8	4,418.9	4,476.7	4,532.2	4,553.1
Internet and data accesses	961.6	8.9	883.4	927.9	885.1	912.3
Narrowband	536.1	(14.6)	627.6	632.5	564.0	548.9
Broadband (2)	408.7	70.8	239.2	278.8	304.3	346.5
Other	16.8	2.1	16.5	16.7	16.8	16.8
Wholesale Accesses	7.2	10.0	6.6	6.6	6.9	7.3
Total Accesses	5,555.5	4.6	5,308.9	5,411.2	5,424.2	5,472.7

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) Includes ADSL, optical fiber, broadband circuits and ISP in the North part of the country.

TELEFÓNICA CHILE

On the 14th of June, Telefónica Chile launched its new offer of Digital Television via Satellite (DTH). The main features that differentiate Telefónica’s offer from its competitors are the service’s modular aspects (the basic offer is very attractive and the clients can choose their own channels), its availability throughout the country and the fact that it is complementary to Telefónica Chile’s current offer. The availability of the service allows the launching of new offers based on triple play, which will improve the company’s competitiveness in the market. Telefónica Chile has also announced the launching (in the fourth quarter) of new solutions for IP-based Digital TV, based on the Imagenio model.

Telefónica Chile ended the second quarter of the year managing 2.9 million accesses, which implies a 1.9% drop compared to June 2005. During the second quarter of the year Telefónica Chile has made several adjustments to its plant of fixed telephony (mainly to non-active prepaid lines) and has reviewed the criteria to disconnetc lines, which entailed a decrease in the number of accesses to 2.3 million (-4.7% year-on-year). With that, estimated market share has reached approximately 70% throughout the country. During the last six months Telefónica has reached a record in retail Internet broadband accesses sales figure, with a net increase about 107,000 new broadband users. With this, the number of retail Internet broadband accesses at the end of this period stood at 409,000 users, 77.7% more than in June 2005. These figures confirm Telefónica Chile as a market leader in broadband services in the country, with an estimated market share of approximately 46%. Furthermore, in June the company had around 10,400 digital TV customers.

At the end of the second quarter, Telefónica Chile’s accumulated traffic surpassed 7,200 million minutes, meaning a fall of 10.4% in comparison to the previous year. This was affected by both the higher levels of competition, and the effects of mobile telephony substitutution.

At the end of June, Telefónica Chile showed revenues of 512.3 million euros, which represents a growth of 1.0% in local currency. The revenue from traditional businesses show a slight decrease in comparison to the previous year (-2.3% in local currency) in spite of the major efforts made by the company in the sale of minute plans (not regulated), which could not compensate the revenue decrease from traditional lines fees and local traffic. The revenue growth in Telefónica Chile resulted from Internet revenues (broadband + narrowband + digital TV), which registered a strong growth based on the good performance of the broadband business (+36.3% in June 2005 in local currency), representing a total share of 10.0% in the company’s revenue. The revenue from data and IT services show an overall growth in local currency of 4.3% (even though they still account for a relatively small share in the total revenue, around 6.3%).

At the end of June, Telefónica Chile showed an annual growth in operating expenses of 11.7%. This was partly affected by the restructuring of the workforce carried out by the company. Excluding the associated extraordinary charge, the growth in operating expenses fell to 4.8% in local currency; noteworthy are personnel costs, which fell 4.3% in local currency (excluding the extraordinary costs of the workforce restructuring). Supplies and subcontracts costs increased 9.6% and 4.6% respectively in local currency. This was due to higher inte-connection costs (mainly fixed-to-mobile) and higher activity recorded during the period, especially in broadband. At the end of the first half of the year, the provision for bad debt stood at 3.1%, which represents an improvement of 0.2 pp in comparison to June 2005.

Operating Income Before Depreciation and Amortization (OIBDA) stands at 199.4 million euros. This figure shows a decrease of 11.9% in local currency, in comparison to the previous year. Excluding the impact of the lay-off plan, the OIBDA decrease would be 3.9% in local currency.

Telefónica Chile’s Capex amounted to 68.7 million euros over the first half of 2006. This figure shows a 57.3% growth in comparison to 2005, in local currency. This is mainly due to the investments in the TV Project, the expansion of the broadband network and the investments in systems and network maintenance. Accumulated operating free cash flow (OIBDA–CapEx) in June increased to 130.6 million euros, 28.5% less in local currency than in 2005.

TELEFÓNICA CHILE
ACCESSES
Unaudited figures (Thousands)
	2006		2005			2006

	June	% Chg y-o-y	June	September	December	March
Final Clients Accesses	2,853.4	(1.7)	2,903.1	2,882.6	2,876.0	2,873.8
Fixed telephony accesses (1)	2,328.0	(4.7)	2,443.4	2,462.2	2,429.1	2,407.0
Internet and data accesses	514.9	12.0	459.7	420.4	446.9	466.7
Narrowband	95.6	(54.8)	211.5	152.0	130.5	110.7
Broadband (2)	409.0	77.7	230.2	253.7	302.0	345.4
Other	10.3	(42.9)	18.1	14.7	14.5	10.6
Pay TV	10.4	n.s.	0.0	0.0	0.0	0.0
Wholesale Accesses	22.8	(23.1)	29.6	27.5	25.9	23.9
Total Accesses	2,876.1	(1.9)	2,932.7	2,910.1	2,902.0	2,897.7

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) Includes ADSL, optical fiber and broadband circuits.

TELEFÓNICA DEL PERU

At the end of the first half of the year Telefónica del Perú manages 3.4 million accesses, 11.4% more than in June 2005 thanks to the strong rate of growth that its fixed telephony accesses maintain (+8.2% year-on-year, up to 2.4 million accesses), accompanied by a high level of growth of the retail Internet broadband accesses (+40.9% year-on-year), that reached 389.300. Additionally, the plant of pay TV (Cable Magico) has shown a good behavior growing 17.5% with respect to June of 2005, which has allowed reaching 490,400 clients. General good behavior of the plant must to the strong commercial activity that the company is registering.

Regarding total voice traffic, it is worth mentioning the good performance of fixed-to-mobile traffic and long distance traffic, both national and international, as well as interconnection traffic, which compensate for the decrease in the fixed-to-fixed traffic, as well as in public-phone traffic, which suffered from the mobile market growth and greater competition in the public telephony.

Accumulated revenues to June show a year-to-year growth of 2.3% in local currency, reaching 547.3 million euro. The revenue growth was mainly triggered by the Internet business (broadband + narrowband + cable TV), which is growing 21.7% year-on-year in local currency due to the good performance of revenues from broadband (+31.4% in local currency) and cable TV (+17.9% in local currency). The turnover from the Internet business continues to increase its weight in relation to the overall revenues (19.1% in the first half of 2006, in comparison to 16.1% for the same period in 2005). Also showing positive growth in local currency are both the revenue resulting from data services (+5.7%) and the revenue from IT (+22.5%), which are jointly responsible for 5.6% of the company’s sales. However, the revenue resulting from the traditional business slightly decreased (-2.3% in local currency). This was mainly due to the impact on regulated tariffs of the productivity factor (CPI-10.07%), in place since September 2004, which led to less revenue from fees, from local traffic and from public telephony (-5.0% in local currency), partly explained by the fixed to mobile substitution, as well as the greater competition.

Operating expenses increased 1.2% in local currency due to higher personnel costs (+6.3% in local currency) given that 430 temporary employees were hired on a permanent basis. This move, on the other hand, meant that there were some savings in the costs of temporary work included in the subcontract expenses, which increased 3.3% in local currency (higher expenses in customer services and network maintenance). However, the costs of supplies fell (-1.8% in local currency) due mainly to the decrease of the fixed-to-mobile price rate, which explains the decrease of 8.7% in local currency in the interconnection costs.

The provision for bad debts fell by 14.9% in local currency, accounting for 1.3% of revenues. This situation benefited from the high percentage of prepaid and consumption control lines (59% at the end of June).

Operating Income Before Depreciation and Amortization (OIBDA) reached 239.9 million euros which means a annual growth of 12.2% in local currency, mainly due to the increase of revenues and a lesser amount of extraordinary contingencies, particularly with regards to labour and tax issues. The OIBDA margin reached 43.8% (+3.9 p.p. up on the same period in the previous year).

The CapEx shows a year-on-year decrease of 1.7% in local currency, falling to 45.2 million euros. Approximately 30% was invested in broadband projects and new businesses. The generation of operating free cash flow (OIBDA – CapEx) of 194.7 million euros (+16.0% in local currency) is due to the good performance of the OIBDA and the CapEx containment.

TELEFÓNICA DEL PERÚ
ACCESSES
Unaudited figures (Thousands)
	2006		2005			2006

	June	% Chg y-o-y	June	September	December	March
Final Clients Accesses	3,374.2	11.4	3,028.8	3,108.9	3,211.0	3,277.9
Fixed telephony accesses (1)	2,434.0	8.2	2,250.0	2,302.1	2,347.6	2,388.2
Internet and data accesses	449.8	24.5	361.2	369.6	401.2	414.9
Narrowband	52.0	(32.8)	77.5	51.5	52.5	47.6
Broadband (2)	389.3	40.9	276.4	310.7	341.1	359.8
Other	8.4	13.7	7.4	7.4	7.6	7.5
Pay TV	490.4	17.5	417.5	437.2	462.2	474.7
Wholesale Accesses	0.5	(41.3)	0.8	0.9	0.5	0.6
Total Accesses	3,374.7	11.4	3,029.6	3,109.8	3,211.6	3,278.5

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) Includes ADSL, optical fiber, cable modem and broadband circuits.

TELEFÓNICA INTERNATIONAL WHOLESALE SERVICES (TIWS)

At TIWS, the accumulated revenues as of June 2006 reached 108.7 million euros (+26.6% in current euros and +24.3% in constant euros) thanks to the overall good performance of each of the businesses, notable here being the contribution to revenues (54.2% of the total) made by the annual growth of 21.1% (+19.4% in constant euros) of the IP International revenues. Furthermore, the rest of the businesses have also shown positive growth in constant currency: bandwidth capacity (+33.1% in constant euros), virtual private networks (+19.3% in constant euros) and satellite services (+34.6% in constant euros). The Operating Income Before Depreciation and Amortization (OIBDA) reached 37.8 million euros (+55.3% in constant euros) due to a strong growth in revenues, which compensates for the higher operating expenses, which show an annual increase of 12.9% in constant currency. The OIBDA margin stood at 34.8%, 5.9 p.p. above the margin recorded in the same period in 2005.

TELEFÓNICA LATINOAMÉRICA

TELEFÓNICA LATINOAMÉRICA GROUP
ACCESSES
Unaudited figures (Thousands)
	2006		2005			2006

	June	% Chg y-o-y	June	September	December	March
Final Clients Accesses	30,713.0	11.1	27,654.9	27,981.0	28,086.8	28,231.4
Fixed telephony accesses (1)	23,895.5	10.9	21,547.1	21,687.4	21,649.1	21,718.8
Internet and data accesses	6,316.6	11.0	5,690.2	5,856.5	5,975.4	6,037.9
Narrowband (2)	3,005.7	(12.0)	3,415.9	3,322.2	3,185.1	3,030.6
Broadband (3) (4)	3,180.9	46.9	2,164.6	2,428.3	2,685.4	2,907.5
Other	130.0	18.5	109.7	106.0	105.0	99.8
Pay TV	500.9	20.0	417.5	437.2	462.2	474.7
Wholesale Accesses	76.8	8.5	70.8	67.8	66.0	64.5
Total Accesses	30,789.8	11.1	27,725.6	28,048.8	28,152.7	28,295.9

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) Includes narrowband ISP of Terra Brasil and Terra Colombia.
(3) Includes broadband ISP of Terra Brasil, Telefonica de Argentina, Terra Guatemala y Terra México.
(4) Includes ADSL, optical fiber, cable modem, broadband circuits and ISP in the North part of the country.
Note: Fixed telephony and Internet and Data accesses from Colombia Telecom as of June 2006 are included.

TELEFÓNICA LATINOAMÉRICA GROUP
SELECTED OPERATING DATA
Unaudited figures (Euros in millions)
		January - June

		2006	2005	% Chg	% Chg. Local Cur.
Telesp	Revenues	2,796.0	2,184.0	28.0	4.5
	OIBDA	1,294.6	987.8	31.1	7.0
	OIBDA margin	46.3%	45.2%	1.1 p.p.

Telefónica de Argentina	Revenues	475.0	437.0	8.7	9.6
	OIBDA	242.7	237.6	2.2	3.0
	OIBDA margin (1)	43.4%	46.6%	(3.2 p.p.)

Telefónica Chile	Revenues	512.3	440.1	16.4	1.0
	OIBDA	199.4	196.3	1.6	(11.9)
	OIBDA margin	38.9%	44.6%	(5.7 p.p.)

Telefónica del Perú	Revenues	547.3	521.1	5.0	2.3
	OIBDA	239.9	208.3	15.2	12.2
	OIBDA margin	43.8%	40.0%	3.9 p.p.

Colombia Telecom (2)	Revenues	100.5	-	n.c.	n.c.
	OIBDA	46.7	-	n.c.	n.c.
	OIBDA margin	46.4%	-	n.c.

TIWS	Revenues	108.7	85.9	26.6	24.3
	OIBDA	37.8	24.8	52.7	55.3
	OIBDA margin	34.8%	28.8%	5.9 p.p.

Note: From January 1st 2006, Telefónica Latinoamérica Group’s fixed telephony operator accounts include the Telefónica Empresas businesses in their respective countries. The 2005 results are shown on comparable terms.
OIBDA is presented before management fees. Data for Telefónica de Argentina include the ISP business of Advance, while those of Telefónica del Perú includes CableMágico.
(1) Margin over revenues includes fixed to mobile interconnection.
(2) Data for Colombia Telecom only include results for May-June 2006 period.

TELEFÓNICA LATINOAMÉRICA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June			April - June

	2006	2005	% Chg	2006	2005	% Chg
Revenues	4,660.3	3,781.3	23.2	2,342.2	2,006.2	16.7
Internal expenditure capitalized in fixed assets (1)	23.1	18.8	23.4	12.2	10.2	19.7
Operating expenses	(2,590.1)	(2,062.2)	25.6	(1,284.1)	(1,091.4)	17.6
Other net operating income (expense)	(36.6)	(95.5)	(61.7)	(11.6)	(56.7)	(79.5)
Gain (loss) on sale of fixed assets	(4.1)	81.0	c.s.	(1.9)	1.9	c.s.
Impairment of goodwill and other assets	(1.6)	5.1	c.s.	0.0	(2.2)	c.s.
Operating income before D&A (OIBDA)	2,051.0	1,728.4	18.7	1,056.8	868.0	21.8
Depreciation and amortization	(966.5)	(846.2)	14.2	(466.7)	(440.2)	6.0
Operating income (OI)	1,084.5	882.2	22.9	590.2	427.7	38.0
Profit from associated companies	6.5	2.3	186.3	2.9	2.2	29.5
Net financial income (expense)	(102.1)	(148.3)	(31.1)	(33.7)	(88.5)	(61.9)
Income before taxes	988.9	736.2	34.3	559.3	341.5	63.8
Income taxes	(371.3)	(144.1)	157.7	(216.3)	(28.8)	n.s.
Income from continuing operations	617.6	592.0	4.3	343.0	312.7	9.7
Income (Loss) from discontinued operations	0.0	(0.0)	n.s.	0.0	(0.0)	n.s.
Minority interest	(90.3)	(71.4)	26.4	(58.1)	(38.6)	50.3
Net income	527.2	520.6	1.3	284.9	274.0	4.0

(1) Including work in process.
Note: Telefónica Latinoamérica Group incorporates the results of Terra Networks operations from 1 January 2005.

RESULTS BY BUSINESS LINES

Telefónica Móviles Group

Commercial activity remained strong in all Telefónica Móviles’ main markets in the second quarter of 2006, with year-over-year growth of 8.2% in gross adds vs. the second quarter of 2005 and 14.3% vs. the first quarter of 2006. Total commercial actions also recorded a strong increase (+13% vs. the second quarter of 2005).

The increase vs. the first quarter of 2006 was mostly due to seasonal factors typical of the quarter in some markets deriving from Mothers’ Day and Fathers’ Day commercial campaigns (especially relevant in Latin America). Noteworthy was the increase in commercial activity vs. the second quarter of 2005, backed by, among other factors, the GSM deployment and the consolidation of operations, considering that commercial activity in 2005 was fuelled by the launch in early April of the movistar brand in 13 countries.

Thus, at the end of June 2006, the Group’s total managed customer base stood over 101.0 million, representing year-over-year growth of 17%.

Total net adds in the second quarter of 20061 surpassed 4.3 million (4.1 million in the first quarter of 2006). By region, Group operators in Latin America captured close to 4.0 million new customers in the second quarter of 2006 and 7.5 million since the beginning of the year, ending June 2006 with a total customer base in the region of 76.2 million (+20% vs. the second quarter of 2005).

1Excludes the adjustment of 1.8 MM inactive lines in Brazil.

Telefónica Móviles España recorded net adds of 378.2 thousand in the second quarter of 2006, virtually the same as in the first quarter of 2006 and 24% higher than in the second quarter of 2005, bringing the customer base in Spain close to 20.7 million at the end of June (+6.6% year-over-year). In Morocco, Meditel’s customer base grew 21.2% vs. June 2005 to 4.2 million.

Key aspects of the results are as follows:

  9.4% year-over-year growth in consolidated revenues in the second quarter of 2006 and 13.3% in the first half of 2006, to 8,793.2 million euros in the first half of 2006. Excluding the impact of exchange rates, consolidated revenues in the first half of 2006 grew by 9.4%.

  Underpinning this growth was the strong performance by service revenues (7,643 million euros in the first half of 2006), which rose 11.4% in the second quarter of 2006 and 14.6% in the first half of 2006 on the back of the larger customer base and traffic growth. We would highlight the growth of outgoing service revenues (+18.6% in the first half of 2006), which grew virtually in line with the customer base.

  Revenues from handset sales (1,150 million euros in the first half of 2006) grew 5.3% year-over-year in the first half of 2006 and showed a decline of 2.3% vs. the second quarter of 2005.

  By region, Telefónica Móviles España’s revenues were up 2.9% year-over-year in the first half of 2006 (+1.6% in the second quarter of 2006). Solid growth in customer revenues (+7.3% vs. the first half of 2005 and +8.2% vs. the second quarter of 2005) more than offsets lower revenues from handset sales (-9.1% vs. the first half of 2005 and -18.9% vs. the second quarter of 2005) and from interconnection and roaming revenues (-3.4% vs. the first half of 2005; -5.3% vs. the second quarter of 2005).

  Revenues from the Group’s Latin American operators rose 26.3% vs. the first half of 2005 (17.7% ex-forex), contributing 50% of total consolidated revenues 2(45% in the first half of 2005). As in Spain, service revenues performed well (+27.4% in euros; +18.5% assuming constant exchange rates), backed on the good outgoing service revenue performance (+38.1% in euros terms, +29.3% assuming constant exchange rates).

  Consolidated OIBDA grew 13.2% in the second quarter of 2006 and 12.4% in the first half of 2006, to 2,898.8 million euros. Excluding the impact of exchange rates, consolidated OIBDA would have grown 10.1% year-over-year in the first half of 2006.

  We would point out the margin improvement in the second quarter of 2006 in Spain and Latin America despite the increased commercial activity vs. the second quarter of 2005. It should be noted that in the second quarter of 2005 the Group recorded 75 million euros of expenses related with the rebranding. The Group’s OIBDA margin stood at 32.0% in the second quarter of 2006 (+1.1 p.p. vs. the second quarter of 2005) and at 33.0% in the first half of 2006 (-0.3 p.p. vs. the first half of 2005).

  Telefónica Móviles España's OIBDA in the first half of 2006 surpassed 1,976.2 million euros, up 1.5% vs. the first half of 2005, reflecting the sharp growth recorded in the second quarter of 2006 (+6.7% vs. the second quarter of 2005). The OIBDA margin in the second quarter of 2006 reached 45.4% (+2.2 p.p. vs. the second quarter of 2005 and +0.4 p.p. excluding the impact of the brand relaunch in the second quarter of 2005).

  In the first half of 2006 the OIBDA margin stood at 44.7% (45.3% in the first half of 2005), reflecting increased commercial activity and higher network and customer management expenses.

  The consolidated Latin American subsidiaries contributed 427 million euros to Group OIBDA in the second quarter of 2006 and 981.5 million euros in the first half of 2006 (33% of the total2 vs. 26% in the first half of 2005), showing a strong year-over-year rise of 43.6% in euros and 34.8% excluding the impact of exchange rates. As in the first quarter of 2006, the increasing weight of GSM commercial actions had a positive impact on operators’ OIBDA by reducing unit commercial costs. This led to a 1.6 p.p. increase in the OIBDA margin vs. the second quarter of 2005.

  2 Consolidate data before rest and intragroup eliminators.

  The lower margin in the second quarter of 2006 compared to the first quarter of 2006 was due to the impact of higher provisions in Brazil and increased commercial activity (gross adds: +21% vs. the first quarter of 2006).

Regarding others main items, we would highlight:

  A year-over-year increase of 11.4% in depreciation and amortisation in the first half of 2006, affected by the appreciation of the Latin American currencies.

  Year-over-year increase in net financial losses (+115.8%), due primarily to foreign exchange rate losses compared to gains a year earlier, the higher cost of debt as a result of interest-rate increases, the appreciation of the Latin American currencies and the greater weight of debt denominated in Latin American currencies.

  Consolidated net debt at the end of the second quarter of 2006 stood at 7,622 million euros, down 24% from the end of June 2005 and 12% from December 2005.

  12% effective tax rate in the second quarter of 2006 and 24% in the first half of 2006, mostly affected by allowances for export activities.

  Strong year-on-year growth in net income (+20.9% vs. the second quarter of 2005; +12.8% vs. the first half of 2005)

  Consolidated CapEx3 in the first half of 2006, excluding licenses, stood at 679 million euros.

3 Group CapExt in 2006 at cumulative average exchange rate. For comparative purposes, 2005 CapEx has been recalculated at the cumulative average exchange rate for the corresponding period.

SPAIN

The Spanish wireless market continues to be marked by a highly competitive environment and increasing commercial activity by all operators. The total market ended June with over 45 million lines. As a result, the estimated penetration rate in Spain exceeded 100% for the first time ever.

In this context, Telefónica Móviles España continues to pursue the same strategy as in previous quarters, pooling commercial efforts and carrying out practically 2.8 million commercial actions in the second quarter of 2006.

Despite stiffer competition, Telefónica Móviles España recorded net adds of 378.2 thousand lines in the second quarter of 2006, 24% more than in the second quarter of 2005. In June 2006 it has close to 20.7 million customers (+6.6% vs. the second quarter of 2005), reinforcing its position as the leading Spanish wireless operator. Net adds in the first half of 2006 surpassed 765.1 thousand (+89% vs. the first half of 2005).

Worth highlighting are the good results achieved in number portability, with Telefónica Móviles España posting record net adds of 76,609 customers, virtually 4 times those of the second quarter of 2005. Out of which, 67,122 customers are in the contract segment.

Telefónica Móviles España recorded year-over-year growth in gross adds of 4.1% in the second quarter of 2006 and 14.6% in the first half of 2006, driven primarily by the positive performance of the contract segment (+5.3% vs. the second quarter of 2005; +17.4% vs. the first half of 2005). Thanks to the higher volume of gross contract adds and prepaid to contract migrations (over 200,000 migrations in the second quarter of 2006), the contract segment represented 55.2% of Telefónica Móviles España’s total customer base in the second quarter of 2006 (50.8% in the second quarter of 2005).

A key factor behind the positive commercial performance has been the reduction in the churn rate, which ended the second quarter of 2006 slightly below 1.6% (1.0% in the contact segment), more than 0.1 p.p. lower than in the second quarter of 2005.

The churn containment in a very competitive environment is the result of the good results achieved in customer retention - Telefónica Móviles España continues to reward customer loyalty by offering very favourable conditions for handset upgrades in exchange for signing long-term commitment contracts- and underscores the high quality of the services offered by the company.

In the second quarter of 2006 Telefónica Móviles España carried out 1.2 million handset upgrades, 10.8% more than in the first quarter of 2006. In the second quarter of 2006, approximately 70% of the commercial actions in the contract segment involving handsets were linked to long-term commitments (34% in the second quarter of 2005), which is also helping to reduce churn rate and reflects the high degree of loyalty among our customers.

Also helping to contain churn rate are pricing plans launched to increase usage, leveraging the "community effect". These promotions include, among others, "Mi Favorito" (My Favourite) and "Mis cinco" (My Five), and since June the new "Verano Azul" (Blue Summer) promotion, whereby for a monthly charge of 3 euros, customers can make telephone and video calls to any Movistar customer at a rate of 0.03 euros/minute.

These products have also considerably increased on-net traffic, which grew 7.8% year-over-year in the second quarter of 2006, and represented 43% of billable traffic. Telefónica Móviles España's networks carried a total of 14.4 million minutes in the second quarter of 2006 (10.0% more than in the second quarter of 2005) and 28 million in the first half of 2006 (+16.6% vs. the first half of 2005).

This increase in traffic, coupled with the greater weight of the contract segment, boosted voice ARPU in the second quarter of 2006 despite the change in prices from the first quarter of 2006. Voice ARPU in the second quarter of 2006 stood at 28.7 euros, 4.7% higher than in the first quarter of 2006, but still slightly below the second quarter of 2005 (-1.7%) due to the cut in interconnection rates made in the fourth quarter of 2005. In the first half of 2006 voice ARPU reached 28.1 euros (-0.7% vs. the first half of 2005)

Data ARPU totalled 4.2 euros in the second quarter of 2006 (a year-over-year increase of +2.9%) and 4.3 euros in the first half of 2006 (+2.1% vs. the first half of 2005), fuelled by an increase in data connectivity traffic on the back of the uptake in the 5Gb, 1Gb and 30 Mb discount packages. It’s worth highlighting that around 70 thousand customers have signed up for one of these products, more than double the total accumulated in the first quarter of 2006.

Total ARPU stood at 33.0 euros in the second quarter of 2006, slightly lower than in the second quarter of 2005, but 3.5% higher than in the first quarter of 2006. Total ARPU in the first half of 2006 was 32.4 euros, virtually unchanged from the year before (-0.3%).

Regarding the rollout of the UMTS network, Telefónica Móviles España now has roughly 450 nodes with HSDPA functionality in 57 municipalities, all of Spain’s main provinces and cities with more than 250,000 inhabitants. The commercial launch was carried out in mid July. During this service phase, and depending on the handset used, the HSDPA technology rolled out reached transmission speeds of up to 3.6Mbit/s, 10 times as fast as previous Third Generation (3G) services using UMTS technology.

Highlights of Telefónica Móviles España's financial results include:

  Revenues totalled 2,255 million euros in the second quarter of 2006, representing year-over-year growth of 1.6% and 4.1% higher than in the first quarter of 2006. Driving this increase was the good performance by customer revenues, which were up 8.2% vs. the second quarter of 2005 and more than offset the declines in roaming-in revenues (-10.4% vs. the second quarter of 2005), interconnection revenues (-4.3% vs. the second quarter of 2005) and revenues from handset sales (-18.9% vs. the second quarter of 2005). Revenues in the first half of 2006 reached 4,420.5 million euros (+2.9% vs. the first half of 2005).

  The sharp decrease in revenues from handset sales was due to lower commercial activity vs. the second quarter of 2005 and lower handset prices.

  Service revenues rose 4.8% year-over-year in the second quarter of 2006 and 4.7% in the first half of 2006, reflecting the solid performance of Telefónica Móviles España customer’s traffic.

  The increase in revenues and decrease in operating costs led to an 6.7% year-over-year increase in OIBDA in the second quarter of 2006 to 1,024 million euros. Commercial costs accounted for 16% of gross service revenues, 3 p.p. lower vs. the second quarter of 2005 and broadly stable. vs. the first quarter of 2006. This led to an increase in the OIBDA margin to 45.4% in the second quarter of 2006 (+2.2 p.p. vs. the second quarter of 2005).

  In the first half of 2006, OIBDA reached 1,976.2 million euros, a 1.5% growth over the first half of 2005. OIBDA margin in the first half of 2006 stood at 44.7%, slightly lower than last year (45.3%).

TELEFÓNICA MÓVILES ESPAÑA
SELECTED OPERATING DATA
Unaudited figures
	2006		2005			2006

	June	% Chg	June	September	December	March

Cellular customer (thousands)	20,655.0	6.6	19,381.8	19,632.9	19,889.9	20,276.8
Prepaid	9,261.2	(2.8)	9,529.3	9,330.0	9,186.4	9,231.9
Contract	11,393.8	15.6	9,852.5	10,302.9	10,703.5	11,044.9
MOU (minutes)	156	1.2	154	158	152	153
ARPU (EUR)	33.0	(1.1)	33.3	34.2	33.2	31.8
Prepaid	16.4	(5.1)	17.2	18.9	16.7	15.7
Contract	46.6	(5.4)	49.2	48.5	47.7	45.5
Data ARPU	4.2	2.9	4.1	4.5	4.7	4.4
% non-P2P SMS over data revenues	40.8%	1.7 p.p.	39.2%	42.3%	41.7%	43.0%

Note: MOU and ARPU calculated as monthly quarterly average.

MOROCCO

At the end of June 2006, Médi Telecom’s customer base stood at 4.2 million, a 21.2% year-over-year increase.

Regarding financial results, revenues in the first half of 2006 totalled 203 million euros (+8.8% vs. the first half of 2005).

OIBDA stood at 85 million euros, 21% higher than in the first half of 2005, leaving an OIBDA margin of 42% (38% in the first half of 2005).

In July 2006, Meditel has been awarded a 3G (UMTS) license for 360 million dirhams (32 million euros) that will be self financed by the Company.

MOROCCO
SELECTED OPERATING DATA: CELLULAR CUSTOMERS
Unaudited figures (Thousands)
	2006		2005			2006

	June	% Chg y-o-y	June	September	December	March
MEDI TELECOM	4,167.9	21.2	3,439.6	3,838.6	4,023.3	4,185.6
Prepaid	4,029.8	22.8	3,281.3	3,677.1	3,873.4	4,040.5
Contract	137.7	(13.0)	158.2	161.5	149.9	145.1
Fixed Wireless	0.4	n.s.	0.0	0.0	0.0	0.0

LATIN AMERICA

BRAZIL

Vivo’s the second quarter of 2006 results show the impact of stiff competition in the market -where commercial efforts are focused on high value segments- and Vivo’s structural disadvantages and interim problems derived from the integration process of its 14 operators.

The company’s weaker competitive position in pricing and handsets compared to GSM operators, the lack of national coverage, billing problems and subscription fraud, have all led to the loss of value customers, which, in turn, has affected the company's revenues.

At the same time, Vivo’s results are affected by extraordinary provisions recorded in the second quarter of 2006 (30 million euros for 50% of Vivo), due to the abovementioned problems.

However, Vivo still has its key attributes –the best network in the country, a strong brand and solid distribution – all of which have been taken into consideration when drawing up a series of initiatives to improve its performance, which are already in execution.

On the one hand, the company has defined a series of actions aimed at: i) retaining its high value prepaid and contract customers and managing those segments with lower value more efficiently; ii) Further strength in its regional focus, gearing efforts towards key markets; iii) speeding up systems integration; iv) reducing fraud; and v) improving efficiency.

On the other hand, Vivo will develop a new network offering GSM/EDGE services, which should evolve in future following the 3G W-CDMA pattern. This new network will complement those products and services currently offered by Vivo’s current CDMA/EVDO network.

The rollout of this network which will have similar coverage and quality to Vivo’s current CDMA network, will not affect the company's future CapEx forecasts and will mean significant savings in handset procurement, notably improving Vivo’s competitive position.

Against this backdrop, Vivo’s customer base totalled 28.5 million at the end of June, after disconnecting 1.8 million inactive lines. It should be pointed out that this decision has no impact on the Company’s economic and financial performance.

MOU in the second quarter of 2006 was 66 minutes, whilst ARPU stood at 24.5 reais.

Regarding Vivo’s financial results, service revenues fell 7.3% year-over-year in the second quarter of 2006 in local currency as a result of the factors mentioned above and lower interconnection revenues (-18.3%). It must be pointed out the year-over-year growth in data revenues (14.2% vs. the second quarter of 2005) while customer revenues remain stable in local currency.

In line with Vivo’s focus on key regions, it’s noteworthy the positive evolution of outgoing contract service revenues in Sao Paulo, with a double digit year-over-year growth rate in the first half of 2006.

Reduced revenues coupled with higher costs, including provisions booked in the quarter, led to a year-over-year reduction in OIBDA in the second quarter of 2006 in local currency (-40%) and an OIBDA margin of 12.6% (19.1% excluding the impact of these provisions).

BRAZIL
SELECTED OPERATING DATA: CELLULAR CUSTOMERS
Unaudited figures (Thousands)
	2006		2005			2006

	June	% Chg y-o-y	June	September	December	March
VIVO	28,524.7	0.3	28,446.0	28,840.5	29,804.6	30,137.7
Prepaid	23,256.5	1.4	22,935.2	23,190.3	24,060.8	24,377.2
Contract	5,268.1	(4.4)	5,510.8	5,650.2	5,743.8	5,760.5

At the close of 1H06, an adjustment of 1.8 million inactive lines in Brazil was made.

NORTHERN REGION

México

Telefónica Móviles México continued to step up its commercial activity in the second quarter of 2006, relying on initiatives carried out over the last few months to enhance its competitive position (improving its distribution network, indoor coverage, network quality and customer care).

On the commercial front, the Mothers’ Day and Fathers’ Day campaigns led to higher gross adds in the second quarter of 2006 of 1.1 million (+9.1% vs. the first quarter of 2006 and +5.7% vs. the second quarter of 2005). Meanwhile, measures adopted to improve the quality of the gross adds led to a sharp improvement in churn rate, to 3.9% in the second quarter of 2006 (vs. 5.3% in the second quarter of 2005 and 4.2% in the first quarter of 2006). Telefónica Móviles México recorded net adds of 306 thousand in the second quarter of 2006 (more than tripling those recorded in the second quarter of 2005, and 60% higher than the first quarter of 2006), ending June with 6.9 million customers (+17.4% vs. the second quarter of 2005).

The contract segment continued to perform well in the second quarter of 2006, posting net adds of 56 thousand (+13% vs. the first quarter of 2006) thanks to both higher gross adds and the reduction in the churn rate for this segment (-0.8 p.p. vs. the first quarter of 2006).

In terms of usage, traffic continued to grow and in the second quarter of 2006 it was higher than in both the first quarter of 2006 and the second quarter of 2005. MOU in the second quarter of 2006 was 66 minutes (+21.7% vs. the first quarter of 2006; +26.1% vs. the second quarter of 2005), with ARPU reaching 115.7 Mexican pesos (vs. 103.4 pesos in the second quarter of 2005 and 107.4 pesos in the first quarter of 2006). MOU in the first half of 2006 was 61 minutes (+12.4% vs. the first half of 2005) and ARPU was 111.6 Mexican pesos (+3.7% vs. the first half of 2005).

The strong performance of ARPU, coupled with the growth of the customer base, led to a 19.6% year-over-year increase in service revenue in local currency in the first half of 2006, outstripping the growth of the customer base (17.4%), thus reflecting the quality of the customers. The growth in service revenues was underpinned by higher outgoing revenues (+29.1% in local currency), which were offset by flat incoming revenues (+0.2% in local currency) as a result of the reduction in interconnection rates implemented in January 2006.

The surge in service revenues led to growth in total revenues in local currency of 16.6% in the second quarter of 2006 vs. the first quarter of 2006 and of 12.4% in the first half of 2006 vs. the first half of 2005.

Higher revenues and efficiency improvements allowed for a 68% reduction in operating losses before depreciation and amortisation in local currency, to 9 million euros in the second quarter of 2006 and 33 million euros in the first half of 2006.

The improvement in OIBDA is reflected in a 64% year-over-year reduction in negative operating cash flow in the first half of 2006 vs. the first half of 2005.

NORTHERN REGION
SELECTED OPERATING DATA: CELLULAR CUSTOMERS
Unaudited figures (Thousands)
	2006		2005			2006

	June	% Chg y-o-y	June	September	December	March
TEM México	6,865.6	17.4	5,847.4	5,976.6	6,368.1	6,559.4
Prepaid	6,439.0	15.1	5,592.2	5,692.5	6,047.7	6,189.1
Contract	425.3	66.7	255.2	283.9	319.9	369.3
Fixed Wireless	1.2	n.s.	0.0	0.1	0.6	0.9
TEM Guatemala	1,281.4	41.8	904.0	923.9	1,040.7	1,149.1
Prepaid	1,078.8	49.6	721.0	741.6	864.4	965.8
Contract	82.1	14.0	72.0	73.2	69.9	71.2
Fixed Wireless	120.6	8.6	111.0	109.1	106.3	112.1
TEM Panamá	889.4	18.4	751.2	788.2	849.4	904.8
Prepaid	815.9	18.5	688.5	723.0	781.5	836.2
Contract	73.5	17.1	62.7	65.2	67.9	68.5
TEM El Salvador	693.9	50.2	462.1	494.0	537.8	626.4
Prepaid	568.8	54.7	367.7	395.6	435.3	513.6
Contract	82.5	5.6	78.1	77.7	79.0	79.9
Fixed Wireless	42.6	161.8	16.3	20.8	23.5	32.9
TEM Nicaragua	458.7	39.3	329.2	336.9	371.6	414.7
Prepaid	397.2	47.4	269.5	276.6	310.4	354.6
Contract	43.2	(1.5)	43.8	44.7	45.3	43.4
Fixed Wireless	18.3	15.5	15.9	15.6	15.9	16.7
Total Acceses	10,188.9	22.8	8,293.9	8,519.6	9,167.6	9,654.3

ANDEAN REGION

Venezuela

The Venezuelan wireless market continued to grow sharply in the second quarter of 2006, reaching an estimated penetration rate of over 58% (up 19 p.p. vs. the second quarter of 2005).

The market’s rapid growth in the second quarter of 2006 was underpinned by the campaigns carried out in the quarter (e.g. Mothers’ Day and Fathers’ Day). Telefónica Móviles Venezuela’s customer base at the end of June reached 7.8 million (+50% vs. the first half of 2005), with net adds of over 1.1 million in the second quarter of 2006, 89% higher than in the second quarter of 2005 and more than double the figure for the first quarter of 2006.

The strong growth in the customer base, coupled with higher traffic and a steady improvement in data revenues led to a 51% year-over-year growth in service revenues in local currency and 49% in total revenues in the first half of 2006, largely in line with the growth of the customer base.

The intense commercial activity in the second quarter of 2006 undermined the growth of OIBDA in the first half of 2006 (33.5% vs. the first half of 2005 in local currency, vs. +63.1% in the first quarter of 2006 vs. the first quarter of 2005), which totalled 343 million euros. The OIBDA margin reached 36% in the first half of 2006 (-4.1 p.p. vs. the first half of 2005).

Colombia

The Colombian cellular market was again the fastest year-over-year growing market in the region.

Telefónica Móviles Colombia maintained the pace of commercial activity seen in previous quarters and is capturing nearly 95% of its gross adds in GSM in the second quarter of 2006. Net adds totalled 656 thousand in the second quarter of 2006 and over 1.4 million in the first half of 2006. We would point out the good performance of the contract segment, with net contract adds accounting for a third of the total in the second quarter of 2006.

This brought the customer base at the end of June 2006 to near 7.5 million (+57.1% vs. the second quarter of 2005), with GSM customers accounting for 49% of the total (+10 p.p. vs. the first quarter of 2006).

Regarding financial results, revenues grew by 7.9% year-over-year in the first half of 2006 in local currency. Service revenues (+6.0% vs. the first half of 2005) were affected by the reduction in interconnection rates and the rapid growth of the customer base.

OIBDA in the first half of 2006 totalled 50 million euros, almost 3 times that of the first half of 2005. The OIBDA margin was 12.7% (+8 p.p. vs. the first half of 2005), held back by the higher commercial activity in the contract segment.

Peru

The Peruvian market was strongly dynamic in the second quarter of 2006, with an estimated penetration rate of over 24% (+8 p.p. vs. the second quarter of 2005).

During the second quarter of 2006, the company has continued deploying its GSM network, reaching a coverage of 61% of the population.

Due to the positive performance of GSM adds (+62% of the total in the second quarter of 2006), backed on the wider range of handsets available, value added services and the rollout of the GSM network, Telefónica Móviles Perú recorded substantial net adds (368 thousand), more than 4 times the number of customers added in the second quarter of 2005. This brought Telefónica Móviles Perú customer base to 4.0 million at the end of June 2006 (+32.4% vs. the second quarter of 2005), 15% in GSM, only five months after its commercial launch.

Revenues rose by 14% in local currency vs. the first half of 2005, driven by revenues from handset sales (+49% vs. the first half of 2005) and service revenues (+10% vs. the first half of 2005). Outgoing service revenues rose by 34.4% year-over-year in local currency in the second quarter of 2006 and by 29.6% in the first half of 2006.

The higher level of commercial activity, both in the second quarter of 2006 and the first half of 2006 compared to the previous year, led to a lower OIBDA margin while OIBDA figures remained in line with those for the previous year.

ANDEAN REGION
SELECTED OPERATING DATA: CELLULAR CUSTOMERS
Unaudited figures (Thousands)
	2006		2005			2006

	June	% Chg y-o-y	June	September	December	March
TEM Venezuela	7,820.6	50.5	5,197.4	5,319.0	6,160.3	6,683.3
Prepaid	6,665.7	54.7	4,309.7	4,393.2	5,203.7	5,659.0
Contract	399.2	22.4	326.1	340.0	347.8	371.7
Fixed Wireless	755.7	34.5	561.7	585.8	608.8	652.7
TEM Colombia	7,474.0	57.1	4,756.5	5,170.6	6,033.0	6,817.8
Prepaid	5,721.4	58.1	3,619.8	3,976.7	4,657.9	5,283.6
Contract	1,752.7	54.2	1,136.7	1,193.9	1,375.1	1,534.1
TEM Perú	4,048.9	32.4	3,058.5	3,199.3	3,455.0	3,680.9
Prepaid	3,331.1	36.7	2,437.5	2,557.7	2,804.3	3,007.6
Contract	648.1	18.2	548.1	569.8	579.5	603.3
Fixed Wireless	69.8	(4.3)	72.9	71.8	71.1	70.1
TEM Ecuador	2,554.7	54.1	1,657.6	1,624.2	1,884.6	2,328.4
Prepaid	2,161.7	64.0	1,318.1	1,273.9	1,517.5	1,948.3
Contract	390.6	15.9	337.0	347.8	364.7	377.7
Fixed Wireless	2.3	(7.0)	2.5	2.5	2.4	2.4
Total Acceses	21,898.2	49.3	14,670.0	15,313.1	17,532.8	19,510.5

SOUTHERN CONE REGION

Argentina

The Argentine wireless market achieved an estimated penetration rate of 63% in the second quarter of 2006, up almost 20 p.p. than on the second quarter of 2005.

In this context, Telefónica Móviles Argentina’s commercial efforts were intense, registering net adds in the second quarter of 2006 of 572 thousand, practically in line with the figure for the second quarter of 2005.

We should highlight that this year’s Father’s Day campaign focused on capturing contract customers, driving up net adds in this segment by 81% vs. the first quarter of 2006.

The total customer base increased 40.9%, to 9.5 million. GSM customers now account for 64% of the total (vs. 34% in the second quarter of 2005).

Regarding financial results in local currency, we would highlight solid top line growth, driven by higher service revenues (+34% in the first half of 2006 vs. the first half of 2005 in local currency), reflecting the growth in the customer base. Noteworthy is the increasing contribution from data revenues, which doubled that from the first half of 2005.

Strong revenues, together with lower SACs, and the GSM deployment in the North of the country led to a 167.5% year-over-year increase in the OIBDA in local currency (+171.0% in the second quarter of 2006 vs. the second quarter of 2005), to 132 million euros in the first half of 2006 (65 million euros in the second quarter of 2006). The OIBDA margin improved by 11 p.p. year-over-year in both the second quarter of 2006 and the first half of 2006, reaching 21.9% and 22.3%, respectively.

Chile

Despite the high penetration levels reached at the end of 2005, the Chilean wireless market continued to show a sustained expansion in the first half of 2006, with an increase of 8 p.p. for an estimated penetration rate of almost 76%.

In this context, Telefónica Móviles Chile’s customer base surpassed 5.5 million (+4.9% vs. the second quarter of 2005), driven by GSM gross adds, with 64% of the customer base now using this technology.

Net adds in the second quarter of 2006 totalled 180 thousand, 3 times the amount in the first quarter of 2006, although lower than the figure for the second quarter of 2005 following the relaunch of the movistar brand. The focus on value growth can be seen in the positive performance of the contract segment (+19% vs. the second quarter of 2005).

Revenues in the first half of 2006 performed well, with a 15.8% year-over-year increase in local currency, buoyed by the solid performance of service revenues (+21.1% the first half of 2006/the first half of 2005), which far outstripped the growth of the customer base. This reflects both the larger customer base and the positive performance of ARPU (+12.2% vs. the first half of 2005).

The strong top line performance translated to OIBDA, which outpaced revenue growth to reach 22.7% in local currency, leading to growth in the OIBDA margin (+1.7 p.p. vs. the first half of 2005) to over 30%, despite higher commercial costs linked to technologic migration and customer plans migration activities.

The sale of 25MHz spectrum in the 800MHz band, condition established by the competition authorities to allow the merger of BellSouth Chile and Telefónica Móviles Chile, was effective in April 2006. The company received around 42 million euros, which were not recorded as higher operating revenue but as lower goodwill.

SOUTHERN CONE
SELECTED OPERATING DATA: CELLULAR CUSTOMERS
Unaudited figures (Thousands)
	2006		2005			2006

	June	% Chg y-o-y	June	September	December	March

TEM Argentina	9,486.1	40.9	6,731.4	7,395.2	8,335.0	8,914.4
Prepaid	5,951.4	57.2	3,786.1	4,312.2	5,035.8	5,535.2
Contract (1)	3,373.8	23.1	2,740.9	2,896.7	3,119.2	3,210.0
Fixed Wireless	160.8	(21.3)	204.4	186.3	179.9	169.2
TEM Chile	5,515.1	4.9	5,257.2	5,230.2	5,275.8	5,335.0
Prepaid	4,501.9	2.2	4,405.8	4,350.0	4,384.1	4,396.0
Contract	1,013.2	19.0	851.4	880.1	891.7	938.9
TEM Uruguay	584.4	109.8	278.6	322.1	418.9	500.4
Prepaid	511.9	129.5	223.1	266.1	356.5	434.7
Contract	72.5	30.6	55.5	56.0	62.4	65.6
Total Acceses	15,585.6	27.1	12,267.2	12,947.5	14,029.7	14,749.8

(1) Includes costumers with an "Ahorro" contract, who prepay a monthly fee.

Telefónica Móviles Group

TELEFÓNICA MÓVILES GROUP
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
		January - June

		2006	2005	% Var
Spain	Revenues	4,420.5	4,294.8	2.9
	OIBDA	1,976.2	1,946.6	1.5
	OIBDA margin	44.7%	45.3%	(0.6 p.p.)
Latin America	Revenues	4,389.8	3,474.5	26.3
	OIBDA	981.5	683.3	43.6
	OIBDA margin	22.4%	19.7%	2.7 p.p.
Brazil	Revenues	971.9	836.4	16.2
	OIBDA	196.1	235.9	(16.9)
	OIBDA margin	20.2%	28.2%	(8.0 p.p.)
Northern Region	Revenues	711.2	596.9	19.2
	OIBDA	46.1	(27.8)	c.s.
	OIBDA margin	6.5%	-4.7%	11.2 p.p.
Andean Region	Revenues	1,697.1	1,294.1	31.1
	OIBDA	484.1	339.0	42.8
	OIBDA margin	28.5%	26.2%	2.3 p.p.
Southern Cone	Revenues	1,009.6	747.2	35.1
	OIBDA	255.1	136.1	87.4
	OIBDA margin	25.3%	18.2%	7.1 p.p.
Rest and intragroup	Revenues	(17.1)	(9.5)	81.1
	OIBDA	(58.9)	(51.0)	15.3
	OIBDA margin	n.s.	n.s.	n.s.

TOTAL	Revenues	8,793.2	7,759.8	13.3
	OIBDA	2,898.8	2,578.8	12.4
	OIBDA margin	33.0%	33.2%	(0.2 p.p.)

TELEFÓNICA MÓVILES GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June			April - June

	2006	2005	% Chg	2006	2005	% Chg

Revenues	8,793.2	7,759.8	13.3	4,465.8	4,084.0	9.4
Internal expenditure capitalized in fixed assets (1)	58.0	52.1	11.2	29.4	31.0	(5.2)
Operating expenses	(5,797.4)	(5,177.4)	12.0	(2,977.1)	(2,829.7)	5.2
Other net operating income (expense)	(154.2)	(54.5)	182.8	(90.4)	(25.1)	n.s.
Gain (loss) on sale of fixed assets	(0.7)	(1.2)	(39.7)	(0.9)	(0.2)	n.s.
Impairment of goodwill and other assets	0.0	0.0	n.s.	0.0	0.9	n.s.
Operating income before D&A (OIBDA)	2,898.8	2,578.8	12.4	1,426.9	1,260.9	13.2
Depreciation and amortization	(1,218.6)	(1,094.2)	11.4	(602.3)	(566.5)	6.3
Operating income (OI)	1,680.2	1,484.7	13.2	824.6	694.3	18.8
Profit from associated companies	(0.2)	(10.8)	(98.4)	(0.8)	(2.2)	(65.4)
Net financial income (expense)	(332.0)	(153.9)	115.8	(167.6)	(79.8)	110.0
Income before taxes	1,348.1	1,320.1	2.1	656.2	612.3	7.2
Income taxes	(326.9)	(396.7)	(17.6)	(78.0)	(120.4)	(35.2)
Income from continuing operations	1,021.2	923.3	10.6	578.2	491.9	17.6
Income (Loss) from discontinued operations	0.0	0.0	n.s.	0.0	0.0	n.s.
Minority interest	25.0	4.4	n.s.	21.0	3.9	n.s.
Net income	1,046.2	927.8	12.8	599.2	495.7	20.9

(1) Including work in process.

RESULTS BY BUSINESS LINES

Telefónica O2 Europe

Telefónica O2 Europe comprises the results of O2 Group as of February 1st, 2006 as well as the results of Telefónica O2 Czech Republic and Telefónica Deutschland as of January 1st, 2006. At the end of June 2006, the contribution of Telefonica O2 Europe to Telefonica Group revenues was 5,827.6 million euros, and operating income before depreciation and amortisation (OIBDA) reached 1,757.5 million euros.

Telefónica O2 Group CapEx for the first half of 2006 amounted to 1,054.6 million euros. For the period Feb-June 06, O2 Group CapEx totalled 933.9 million euros.

Among the latest commercial actions taken in the quarter, My Europe should be highlighted. At the end of the period the first part of the "My Europe" roaming initiative was launched by businesses across the O2 group, as well as Telefonica Moviles in Spain, offering holidaymakers simplified, reduced flat-rate voice roaming rates across the EU during the summer months, regardless of the mobile network.

O2 customers from Ireland and Germany can now benefit from roaming rates of only 59 eurocents per minute when visiting selected European countries for calls back home, calls within the country they are visiting and for receiving calls. Customers from the UK can enjoy rates of 35 pence per minute, while customers of Eurotel in the Czech Republic will pay only CZK 14.90 per minute. The My Europe initiative represents significant savings on previous tariffs of over 60%.

Later in the year a new "high roamer" service will be launched offering free incoming calls whilst roaming in a selected country or group of countries.

O2 GROUP

O2 UK

Second quarter service revenue grew by 14.9% year on year and for the five months to June reached a total of 1,691 million pounds, an increase of 15.1% compared to the same period last year, driven by continued strong customer and ARPU growth. The service revenue growth rate is expected to slow during the remainder of this year due to the pattern of growth recorded last year, which was stronger in the second half.

The quarter again saw intense competition in the market, but the business continued to perform well and achieved 29% growth in total gross additions year on year. A total of 474,000 net new customers were added in the quarter, taking the base to 16.814 million, 15,0% higher than at the same time last year. This excludes the Tesco Mobile customer base.

OIBDA margin for the five months to June 2006 was 27.6%, reflecting the current high level of customer growth. The growth/margin balance continues to be closely managed, with O2 UK prioritising growth where higher value customers can be acquired.

During the quarter the O2 brand was refreshed with a new message "It’s your O2", highlighting the wide range of services available to customers through their mobile phone. To support this, O2 offered up to 100 free music video downloads for every customer and free access to a mobile version of Streetmap, a mapping and location service, for a 3 month promotional period.

A total of 188,000 net new contract customers were added in the quarter, driven by higher gross additions as well as lower churn. At the end of the period contract customers made up 34.9% of the total base, compared to 34.3% in the same period last year. 12 month rolling contract ARPU of 517 pounds was flat quarter on quarter and 5 pounds ahead of the second quarter last year. 12-month rolling churn was 24%, compared to 31% for the same period last year, reflecting the continued focus on rewarding customer loyalty.

A total of 286,000 net new pre-pay customers were added in the quarter, again driven by higher gross additions as well as lower churn. 12 month rolling pre-pay ARPU of 140 pounds was 6 pounds higher than the second quarter last year and 1 pound higher than the previous quarter.

O2 UK’s blended 12 month rolling ARPU of 271 pounds was 6 pounds higher than the second quarter last year, and 2 pounds higher than the previous quarter, reflecting the continued underlying ARPU growth no longer being offset by the impact of the September 2004 termination rate cut.

O2 UK’s own channels accounted for a growing percentage of total gross connections in the quarter, reaching 60%. Customer acquisition costs (SAC) were stable at a blended level.

Quarterly monthly minutes of use were up 13% year on year to 169 minutes a month.

12 month rolling data ARPU of 81 pounds was 10 pounds higher than the same period last year and 2 pounds higher than the previous quarter. Non-SMS data users grew 54% compared to the same period last year.

O2 UK made two significant operational announcements in the quarter. Firstly, the purchase of broadband operator be*, for a total consideration of 50 million pounds, will enable O2 UK to secure a strong position in converged mobile and Internet services. O2 UK also announced plans to expand its retail operations after reaching a commercial agreement, in principle, to acquire The Link’s 293 retail stores for approximately 30 million pounds (subject to EU approval). This provides an opportunity for O2 UK to accelerate its growth plans for its retail channel and help deliver an even better customer experience.

Capex in the 5 months to June (excluding the acquisition of be*) was 227 million pounds, with continued expenditure on rolling out coverage of the 3G network as well as investment in the existing 2G network to ensure a high level of service.

O2 UK launched a number of other new products and services during the quarter, aimed at acquisition and retention of customers and revenue growth. These included:

  Double minutes for new customers on the Talkalotmore pre-pay tariff. 300 free off-peak minutes when topping up 15 pounds per month and 600 free off-peak minutes when topping up 30 pounds, driving acquisitions and usage;
  New and upgrading pay monthly customers get double minutes for life on an 18 month contract in O2 Stores;
  New suite of Online tariffs for both "texters and talkers", offering customers more choice.

O2 UK
SELECTED OPERATING
Unaudited figures
	2006		2005			2006

	June	% Chg y-o-y	June	September	December	March

Cellular customer (thousands)	16,814.3	15.0	14,616.0	15,086.0	15,980.9	16,340.6
Prepaid	10,940.5	14.0	9,597.9	9,858.3	10,479.2	10,654.4
Contract	5,873.8	17.1	5,018.1	5,227.7	5,501.6	5,686.2
MOU (minutes)	169	12.7	150	158	165	162
ARPU (EUR)	33.1	1.8	32.5	33.4	33.3	32.3
Prepaid	17.3	4.2	16.6	17.1	17.2	16.8
Contract	62.7	(0.5)	63.0	64.5	63.7	61.6
Data ARPU	10.0	7.5	9.3	9.4	10.0	9.8
% non-P2P SMS over data revenues	13.3%	0.3 p.p.	13.0%	12.4%	12.2%	12.5%

Note: MOU and ARPU calculated as monthly quarterly average.

O2 GERMANY

Service revenue grew by 7.8% at in the second quarter, and for the five months to June reached a total of 1,238 million euros, an increase of 9.3% compared to the same period last year, driven by the continued growth of the customer base, which partly offset continued ARPU weakness in the German market. The termination rate cut in December 2005 reduced second quarter service revenue by over 4%. On a monthly basis the trend of declining blended ARPU was broadly stable in the quarter although the future direction of this trend in the second half will influence the growth/margin balance.

OIBDA margin for the five months to June was 25.0%, higher than expected mainly due to the slow down in post pay gross additions.

In this competitive environment, O2 Germany continued to trade well. A total of 236,000 net new customers were added in the quarter, taking the base to 10.335 million, 23,2% higher than at the same time last year. Contract customers comprised more than 50% of the total base at the end of the quarter, compared to almost 54% at the same time last year, reflecting the rapid growth of the prepaid customer base. The Tchibo Mobile customer base grew to 722,000 by the end of the quarter.

O2 Germany added a total of 80,000 net new contract customers in the quarter. 12 month rolling contract ARPU of 488 euros was 12 euros lower than the previous quarter, and 32 euros lower than the same quarter last year. This reflected the impact of the approximately 17% termination rate cuts in December 2004 and 2005, as well as increasing competition in the German market and the introduction of new customer offers. Contract SAC and churn remained stable.

A total of 156,000 net new pre-pay customers were added in the quarter. 12 month rolling pre-pay ARPU of 117 euros was 5 euros lower than the previous quarter and 16 euros lower than the second quarter last year, reflecting the impact of the termination rate cuts, increasing competition, the growth in multiple SIM ownership and the consequent lower minutes of use. Pre-pay SAC fell in the quarter due to the higher proportion of Tchibo connections while churn was stable.

Blended 12 month rolling ARPU is expected to remain the highest in the German market, at 308 euros, down from 320 euros in the previous quarter and 350 euros in the same quarter last year. This trend reflected the ongoing impact of the termination rate cuts, the higher proportion of pre-pay customers in the total base, and the increasingly competitive market environment. Termination rate cuts reduced 12 month rolling ARPU in the quarter by approximately 14 euros.

Quarterly monthly minutes of use grew by 5% year on year, to 128 minutes, driven by new propositions such as Genion flat rate. O2 Germany now has a total of 3.7 million Genion customers, (72% of the post pay base), with 54% of all new postpay customers opting for Genion.

12 month rolling data ARPU was 71 euros, 3 euros less than the previous quarter and 8 euros lower than the same period last year due to the higher number of lower spending prepay users in the base. Non-SMS data users grew 29% compared to the same period last year.

Capex in the 5 months to June was 468 million euros, with continued expenditure on both the 3G and 2G networks.

O2 Germany launched a number of new products and services during the quarter, including:

  UMTS for Genion. High-speed Internet access using the UMTS network, at discounted rates from within the homezone. Price per min in the homezone is 0.03 euros, while outside of the homezone the cost is 0.09 euros. "Surf Packs" are also available, ranging from 10 hours or 500 MB/month at 9.99 euros to 40 hours or 2 GB/month at 21.99 euros;
  Top-up bonus promotion for the World Cup. Prepaid customers topping up 20 euros during the World Cup received an additional bonus of 5 euros. Two handsets, the Siemens AL21 and Motorola C261, were offered on the prepay LOOP tariff with a starting bonus of 10 euros and 10 free-SMS/month for one year;
  Data Fair flat tariff. Available to O2 Business, O2 Business Profi and O2 Business Data customers: a 5GB data bundle for 40 euros (ex.VAT). Pricing outside of the bundle is 0.50 euros/MB.
  From 1st April until 2nd May 2006 Business customers subscribing to a 24 month contract on O2 Business and O2 Business Profi received the flat rate Genion tariff free for three months.
  Extension of TV Select. Every week more than 200 new videos are added to the O2 Active Portal, which now offers 28 different TV channels via mobile. The service is free until 31st October 2006 for all UMTS customers with O2 Active tariffs or Genion with UMTS.

O2 GERMANY
SELECTED OPERATING DATA
Unaudited figures
	2006		2005			2006

	June	% Chg y-o-y	June	September	December	March

Cellular customer (thousands)	10,335.3	23.2	8,388.2	8,946.9	9,768.8	10,099.0
Prepaid	5,143.3	32.3	3,888.3	4,254.6	4,798.9	4,986.9
Contract	5,192.1	15.4	4,500.0	4,692.3	4,970.0	5,112.1
MOU (minutes)	128	4.9	122	118	124	127
ARPU (EUR)	24.2	(13.9)	28.1	28.5	26.5	24.1
Prepaid	8.9	(16.8)	10.7	10.8	10.4	9.2
Contract	39.1	(8.9)	42.9	44.0	41.4	38.6
Data ARPU	5.4	(16.9)	6.5	6.4	6.1	5.9
% non-P2P SMS over data revenues	21.5%	0.7 p.p.	20.8%	21.0%	21.7%	23.0%

Note: MOU and ARPU calculated as monthly quarterly average.

O2 IRELAND

Service revenue grew by 3.3% in the second quarter, and for the five months to June reached a total of 374 million euros, an increase of 4.5% compared to the same period last year, driven by both a higher customer base and growing ARPU. The termination rate cut of RPI minus 11% in January impacted second quarter service revenue growth by approximately 2%.

In a competitive market O2 Ireland traded well with gross additions at the same level as the second quarter last year. 6,000 net new customers were added during the quarter, taking the total base to 1.599 million customers, 4.5% higher than at the same time last year.

O2 Ireland added a total of 13,000 net new contract customers in the quarter. 12 month rolling ARPU of 1,063 euros was 5 euros lower than the second quarter last year and 12 euros lower than the previous quarter, reflecting the impact of the termination rate regulation.

Pre-pay 12 month rolling ARPU was 360 euros, up 3 euros on the same period a year ago and flat compared to the previous quarter.

Blended ARPU of 551 euros was reduced by approximately 11 euros due to the termination rate cuts, but was still 2 euros higher than the same quarter last year and down 1 euro quarter on quarter, reflecting the continuing strength of both voice and data usage trends.

Quarterly monthly minutes of use increased by 7% year on year, and 8% quarter on quarter, mainly due to the success of the 1 cent weekends promotion on prepay.

12 month rolling data ARPU was 117 euros, 6 euros higher than the second quarter last year and 2 euros higher than the previous quarter. Non-SMS data users grew by 39% year on year.

In addition O2 Ireland launched a number of pricing initiatives during the quarter. These included:

  Business Unlimited. A major initiative for the business sector giving free on-net calls in Ireland for a flat monthly fee per user. This tariff represents significant potential savings for small and medium sized businesses in Ireland, which make on average 40% of their calls to O2 mobiles.
  Roaming in the USA. A new flat rate roaming tariff was introduced for O2 Ireland customers travelling to the USA. From June 1st customers can make and receive calls while roaming, irrespective of what network they are using, for a flat rate of 0.59 euros per minute. The tariff, which represents a saving of over 40% on previous price plans, is automatically applied to all pre and post-pay customers.

O2 IRELAND
SELECTED OPERATING DATA
Unaudited figures
	2006		2005			2006

	June	% Chg y-o-y	June	September	December	March

Cellular customer (thousands)	1,598.6	4.5	1,530.1	1,569.8	1,601.8	1,593.0
Prepaid	1,146.9	2.5	1,119.3	1,147.7	1,173.2	1,154.0
Contract	451.7	9.9	410.8	422.1	428.6	439.0
MOU (minutes)	237	7.2	221	222	224	220
ARPU (EUR)	45.8	(0.7)	46.1	47.3	46.1	44.6
Prepaid	29.4	0.7	29.2	31.3	30.5	28.9
Contract	88.2	(4.6)	92.5	91.0	88.1	87.1
Data ARPU	9.5	2.2	9.3	9.8	9.6	9.5
% non-P2P SMS over data revenues	15.6%	6.9 p.p.	8.7%	8.8%	11.8%	13.8%

Note: MOU and ARPU calculated as monthly quarterly average.

O2 AIRWAVE

Following the successful conclusion of contract negotiations to equip all Fire and Rescue Services across England with a resilient and secure voice and data communications service, as announced in the first quarter, Airwave finalised contracts with the Fire and Rescue Services across Wales and Scotland during the second quarter, with a contract value of around 40 million pounds.

Airwave also concluded negotiations with the Scottish Ambulance Service to use Airwave and the Welsh Ambulance Service is expected to finalise contract negotiations in the near future.

Airwave now has around 200,000 users on the network and is supplying service to over 200 public safety and other organisations. Recent contract wins include the RSPCA and the Police Training School.

Airwave has also been selected to participate in the Metropolitan Police trials of mobile data services.

OUTLOOK

O2 UK: Given the continued high rate of growth in the customer base, O2 UK’s service revenue growth is now expected to be in the range 8% - 11% for the 11 months ended December 2006, from 6% - 9% previously indicated. OIBDA margin is expected to be stable for the 11 months to December 2006.

O2 Germany: O2 Germany’s service revenue growth is expected to be in the low double digits for the 11 months ended December 2006. OIBDA margin is expected to be stable for the 11 months ended December 2006.

CapEx: Capital expenditure for the O2 Group is expected to be towards the higher end of the range 2.0 – 2.3 billion euros for the 11 months ended December 2006.

RESULTS BY BUSINESS LINES

Telefónica O2 Europe

TELEFÓNICA O2 CZECH REPUBLIC

Telefonica O2 Czech Republic contribution to Telefonica Group revenues in the first half of 2006 amounted to 1,048.9 million euros. In local currency, and taking into account other recurring revenues, this represents a fall of 0.1% year-on-year (0.7% year-on-year down in the second quarter alone).

Consolidated operating expenses showed a decrease in local currency of 3.8% year-on-year in the first half of 2006. The Group’s operating income before depreciation and amortization (OIBDA) amounted to 509.0 million euros, a year-on-year increase of 5.2% in local currency, mainly due to one off expenses recorded in the second quarter of 2005. As a result, OIBDA margin was 48.5% in the first half of 2006, compared to 45.9% margin in the same period of 2005.

Total CapEx for Telefonica O2 Czech Republic Group in the first half amounted to 94.4 million euros, an increase of 36.8% year-on-year in local currency, on the back of higher investments in the growth areas of the business (such as ADSL, IPTV and UMTS network rollout). It is important to highlight that the guidance already given for the whole year (approximately, 225 million euros) remains unchanged.

Cumulative operating free cash flow (OIBDA-CapEx) to June 2006 stood at 414.7 million euros. In local currency, this was close to the level recorded in the first half of 2005.

FIXED LINE BUSINESS

Revenues in the fixed line business amounted to 534.2 million euros for the first half of the year, a decrease of 5.1% in local currency year-on-year (-4.7% in the second quarter alone), reflecting the continuous shift from traditional telephony services to broadband Internet, data and other value added services, which accounted for 24.3% of total revenues, 2.2 percentage points higher than in the same period last year.

Revenues from traditional access fell by 4.7% year-on-year in local currency, primarily due to the 7.8% decline in the number of fixed telephony accesses, which dropped to 2.8 million at the end of June 2006. The slowdown in the declining trend in access revenues, evident in the second quarter (-2.3% year-on-year vs. -7.1% year-on-year in the first quarter) is mainly due to the increase in monthly charges as of 1st May.

Total traffic generated by Telefonica O2 Czech Republic fixed line customers showed a 5.4% year-on-year decline as a result of the loss of lines and the increase in competition together with ongoing fixed-to-mobile traffic substitution. Unification of local and long distance rates effective as of 1st April helped long distance traffic to continue increasing by 5.1% year-on-year. Overall revenue from voice services (excluding revenues from interconnection) fell by 19.1% year-on-year in local currency, while revenue from interconnection traffic increased by 6.4% in local currency in line with the trend of the first quarter. Total revenues from traditional voice services fell by 8.7% year-on-year in local currency.

Revenues from Internet and Broadband services registered a year-on-year increase of 4.3% in local currency due to the significant migration of customers from narrowband to broadband Internet access. Revenues from narrowband Internet services fell by 52.8% in local currency, more than offset by the increase in revenues from broadband services (up 52.4% year-on-year).

The total number of retail Internet broadband accesses at the end of June, 2006 amounted to 326,411 (which represents 84.5% of the whole ADSL plant), showing a net gain of 101,135 accesses in the first half of the year, which compares with the 47,956 figure reached in the same period of last year. As a result of the marketing campaign launched on February, by the end of June, the connection speed had been increased (x4) for nearly all ADSL accesses operated by the Company.

Revenues from data services showed a 5.4% year-on-year decrease in local currency as the decrease in revenues from leased lines (-10.8%) was partially offset by the increase in revenues from virtual private networks based on broadband IP connectivity solutions (+2.9%).

Operating expenses of the fixed line business fell by 7.8% year-on-year in local currency. Supplies expenses increased by 6.0% in local currency. Costs of goods sold were flat as a consequence of lower equipment sales in June, while other supplies (which are capitalized) increased by 41.6%. Personnel expenses fell by 16.6% as a result of a 5.9% decrease in the fixed line company’s headcount to reach 7,466 at the end of June and one-off expenses recorded in the second quarter of 2005. External services (subcontracts) expenses recorded an 13.8% year-on-year decrease, with a 23.8% increase in marketing and sales expenses on the back of the broadband Internet campaign partially compensating the 42.0% decrease in other subcontracts expenses including consultancy fees as a result of one-off expenses recorded in the second quarter last year.

OIBDA in the fixed line business amounted to 248.4 million euros in the first half of 2006, a 1.2% year-on-year increase in local currency, with a margin of 46.5%, 2.9 percentage points higher than the same period last year.

CapEx for the Telefonica O2 Czech Republic fixed line business in the first half of 2006 amounted to 42.7 million euros, a 21.8% year-on-year increase in local currency, largely due to the accelerated broadband rollout.

MOBILE BUSINESS

Eurotel revenues for the first half of 2006 increased by 5.0% year-on-year in local currency to reach 536.5 million euros.

The total number of cellular accesses increased by 7.9% year-on-year to reach 4.8 million at the end of June, 2006. Net additions for the first half amounted to 94,194 compared to 25,832 recorded in the same period last year. Net additions achieved in the second quarter (75,205) were driven by the acquisition of new customers in the market. There was also further migration of prepaid customers to postpaid tariffs, leading to a 36.1% increase in the number of contract customers who at the end of the first half of 2006 totaled 1.7 million, or 36.2% of the total customer base compared with 28.7% at the end of June 2005. The blended monthly average churn rate stood at 1.5% for the first half of the year, 1.2% in the second quarter and 1.8% in the first quarter, respectively.

Revenues from voice services (monthly fees, customer and interconnection traffic) increased in the first half by 2.5% in local currency, with the increase in revenues from monthly fees (+9.5%), driven by the larger contract customer base, partly offset by the drop in revenues from traffic (-1.4%), which decreased as a result of traffic stimulation activities (such as free minutes for contract customers and other marketing promotions), and pricing pressure. Total mobile traffic grew by 19.8% year-on-year, reflecting an increased average MOU per subscriber (102 minutes in the second quarter, up from 96 minutes in the first quarter) and the increase of incoming traffic.

In the first half of 2006, blended ARPU registered a 1.0% year-on-year decrease in local currency to reach 17.5 euros on the back of the traffic promotions for contract customers already mentioned.

Revenues from Value Added services increased by 12.7% in local currency, with the non-SMS blended data ARPU as a percentage of data ARPU reaching 39%, compared with 37% for the same period last year.

The number of customers using the Eurotel Data Express service (CDMA-based broadband internet access service) reached 85,000, an increase of 36,000 year-on-year. This, together with the 7.7% increase in the number of customers using the Eurotel Data Nonstop service (GPRS-based internet access service), which stood at 70,000 at the end of June, 2006, led to a year-on-year increase in revenues from Internet and Data of 25.8% in local currency.

Revenues from equipment (including connection fees) showed a slight year-on-year decrease in local currency, as a result of lower number of handsets sold.

Eurotel’s operating expenses increased by 2.0% year-on-year in local currency, mainly as a result of a 7.5% increase in supplies expenses (costs of goods sold, interconnection and roaming and other supplies), partially offset by a 22.7% reduction in local currency in personnel expenses which were impacted by one-off items in the first half of 2005, as the headcount remained stable since then.

Eurotel’s operating income before depreciation and amortization (OIBDA) totaled 254.3 million euros for the first half of 2006, a 8.6% increase in local currency. OIBDA margin increased by 1.6 percentage points year-on-year to 47.4%.

CapEx for the mobile business amounted to 51.5 million euros for the first half of the year, a 52.1% year-on-year increase in local currency, primarily due to investment in the rollout of the UMTS network.

EUROTEL
SELECTED OPERATING DATA
Unaudited figures
	2006		2005			2006

	June	% Chg y-o-y	June	September	December	March

Cellular customer (thousands)	4,770.2	7.9	4,419.8	4,488.9	4,676.0	4,695.0
Prepaid (1)	3,043.1	(3.4)	3,150.5	3,101.3	3,130.4	3,051.8
Contract	1,727.1	36.1	1,269.4	1,387.6	1,545.6	1,643.2
MOU (minutes)	102	8.5	94	94	97	96
ARPU (EUR)	17.9	3.2	17.3	17.5	17.5	17.1
Prepaid	8.4	2.7	8.2	8.6	8.3	7.9
Contract	34.8	(15.1)	41.0	38.3	36.8	34.8
Data ARPU	3.7	12.1	3.3	3.5	3.8	3.7
% non-P2P SMS over data revenues	38.7%	0.9 p.p.	37.8%	40.6%	40.2%	39.1%

Note: MOU and ARPU calculated as monthly quarterly average.
(1) 13 month active customer base.

RESULTS BY BUSINESS LINES

Telefónica O2 Europe

TELEFÓNICA DEUTSCHLAND

Telefónica Deutschland revenues in the second quarter amounted to 77.5 million, an increase of 13.8% on the same period last year, and reached a total of 153.1 million euros for the first six months of 2006, a year-on-year increase of 9.6%. This was primarily due to a significant increase in revenues from voice services that offset the decline in revenues from the Internet narrowband wholesale business. Voice revenues in the first six months of 2006 amounted to 45.6 million euros, and increase of more than 150% compared to the first six months of 2005, representing 2.2 billion minutes carried by the Telefónica Deutschland IP network and positioning the company as the leader in the German VoIP wholesale market. Second quarter voice revenues were 23.1 million euros, an increase of 115% on the same period last year and representing 1.1 billion minutes.

Continued competition in the German broadband access retail market led to a decrease of the total number of equivalent ADSL lines in service to around 400,000 at the end of the first six months of 2006. Nevertheless the company still provides services to nearly all the major ISPs in Germany, maintaining its strong market position.

Telefónica Deutschland registered a negative operating income before depreciation and amortization (OIBDA) of 9.7 million euros in the first six months of 2006, compared to positive OIBDA of 4.9 million euros in the first six months of 2005, mainly due to start up losses relating to its nationwide ULL rollout. By September this year approx. 40% of households will be covered, with a target of 60% by the end of the second quarter next year.

RESULTS BY BUSINESS LINES

Telefónica O2 Europe

O2 GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
February - June

2006

Revenues	4,631.5
Internal expenditure capitalized in fixed assets (1)	83.5
Operating expenses	(3,428.4)
Other net operating income (expense)	(23.8)
Gain (loss) on sale of fixed assets	(4.7)
Impairment of goodwill and other assets	0.0
Operating income before D&A (OIBDA)	1,258.2
Depreciation and amortization	(800.2)
Operating income (OI)	458.0
Profit from associated companies	(7.7)
Net financial income (expense)	(12.6)
Income before taxes	437.7
Income taxes	(114.0)
Income from continuing operations	323.8
Income (Loss) from discontinued operations	0.0
Minority interest	0.0
Net income	323.8

(1) Including work in process.

TELEFÓNICA O2 CZECH REPUBLIC
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
January - June

2006

Revenues	1,048.9
Operating income before D&A (OIBDA)	509.0
OIBDA margin	48.5%

TELEFÓNICA DEUTSCHLAND
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - June			April - June

	2006	2005	% Chg	2006	2005	% Chg
Revenues	153.1	139.7	9.6	77.5	68.1	13.8
Operating income before D&A (OIBDA)	(9.7)	4.9	c.s.	(5.1)	5.0	c.s.
OIBDA margin	(6.3%)	3.5%	(9.9 p.p.)	(6.6%)	7.3%	(14.0 p.p.)

TELEFÓNICA O2 EUROPE
ACCESSES
Unaudited figures (Thousands)
	2006		2005			2006

	June	% Chg y-o-y	June	September	December	March
Final Clients Accesses	37,055.8	12.9	32,809.8	33,856.9	35,730.1	36,361.9
Fixed telephony accesses (1)	2,894.9	(7.7)	3,136.1	3,080.4	3,021.6	2,971.4
Internet and data accesses	572.7	(12.1)	651.8	619.6	613.5	596.5
Narrowband	224.3	(56.1)	510.6	431.2	366.9	292.4
Broadband	335.9	163.3	127.6	175.1	233.7	291.5
Other	12.5	(8.6)	13.6	13.3	12.8	12.6
Cellular accesses	33,588.2	15.7	29,021.8	30,156.9	32,095.0	32,794.0
Pay TV	0.0	n.s.	0.0	0.0	0.0	0.0
Wholesale Accesses (2)	527.2	(4.2)	550.2	563.8	597.3	573.0
Total Accesses	37,583.0	12.7	33,359.9	34,420.8	36,327.4	36,934.8

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) Includes T. Deutschland connections resold on a retail basis.
Note: Cellular accesses, Fixed telephony accesses and Broadband accesses include MANX customers.

TELEFÓNICA O2 EUROPE
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
January - June

2006

Revenues	5,827.6
Internal expenditure capitalized in fixed assets (1)	97.7
Operating expenses	(4,130.9)
Other net operating income (expense)	(30.6)
Gain (loss) on sale of fixed assets	(4.9)
Impairment of goodwill and other assets	(1.3)
Operating income before D&A (OIBDA)	1,757.5
Depreciation and amortization	(1,182.4)
Operating income (OI)	575.2
Profit from associated companies	(7.7)
Net financial income (expense)	12.3
Income before taxes	579.7
Income taxes	(201.1)
Income from continuing operations	378.6
Income (Loss) from discontinued operations	0.0
Minority interest	(31.5)
Net income	347.1

(1) Including work in process.
Note: Telefó O2 Europe includes O2 Group (February-June), Telefó O2 Czech Republic y T. Deutschland.

RESULTS BY BUSINESS LINES

Others Business

Atento Group

Revenues of the Atento Group has increased significantly in the first half of 2006 to stand at 508.3 million euros, 30.9% up on the same period in 2005 basically due to the growth in revenues in all countries – with the unique exception of Puerto Rico- primarily in Brazil (+55.8%), Mexico (+54.4%), Venezuela (+130.8%), Spain (+6.4%) and Chile (+37.4%).

The weight of the revenues generated by clients outside the Telefónica Group increased by 1.9 percentage points from 44.1% during the first half of 2005 to 46.0% by mid 2006. The main clients to have contributed to this growth are:

  In Brazil, increased activity with Banco IBI, Bradesco, Itaú, Redecard and the winning of new clients such as Sky and Banco Santander.
  In Mexico, greater activity with BBVA, US Airways, BAT and the incorporation of new clients (Sony, Master Card, Metlife, SAP and Volaris).
  In Spain, the 012 Catalonia Services, Repsol, AEAT and BBVA.
  In Venezuela, growth with the CANTV Group (primarily Movilnet).
  In Chile, growth of activity with VTR and Interamericana.

In terms of the geographic distribution of revenues, Spain and Brazil account for 69.8% of the total, 0.9 percentage points down on June 2005. Atento México continued with its significant growth rate to stand at 9.4% of revenues compared with 8.0% the previous year. Chile represented 6.0% compared with 5.7% twelve months ago and Venezuela totalled 3.4% in comparison with 1.9% in June 2005.

Operating expenses grew 31.8% year-on-year to total 444.1 million euros in the first six months of the year, mainly due to increased personnel expenses (+32.1%) as a result of greater activity and an increase in improvements through collective bargaining agreements.

OIBDA amounted to 64.6 million euros, a 25.3% increase compared with the 51.5 million euros generated during the first six months of 2005, due to the growth in sales and to savings on structural expenses. In terms of profitability, the OIBDA margin stood at 12.7%, 0.6 percentage points down on 2005. Atento Brasil amounted to 43.8% with 28.3 million euros. Other operations that made significant contributions to the OIBDA are: Mexico with 13.2% (8.5 million euros), Chile with 10.5% (6.8 million euros), Spain with 7.7% (5.0 million euros), Venezuela with 7.6% (4.95 million euros) and Peru with 6.4% (4.1 million euros).

Operating income at June amounted to 50.5 million euros, 33.4% more than that recorded in the first six months of 2005 due to the growth in revenues and investment containment, allowing for a very moderate growth in depreciation and amortization during the first half of the year (+2.9%)

CapEx for the first six months of 2006 amounted to 12.4 million euros in comparison with 18.0 million euros during the first half of 2005, primarily focusing on Brazil through the adaptation of the Belem, Teleoporto and Garantech centres, Mexico through the adaptation of the Pachuca and Monterrey centres, Venezuela through the expansion of the San Bernardino centre and Spain through investment for BBVA services and the new centre in Jaén.

Operating free cash flow (OIBDA–CapEx) improved year on year by 18.7 million euros to stand at 52.2 million euros, as a result of the increased operating results and lower investments.

At operating level, Atento Group had 41,782 positions in place at June 30th 2006, 16.6% more than one year ago. The average number of occupied positions for 2006 stood at 34,572. Productivity stood at 77.8%, maintaining the 2005 levels of 78.0%.

ATENTO GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June			April - June

	2006	2005	% Chg	2006	2005	% Chg
Revenues	508.3	388.2	30.9	252.8	209.5	20.7
Internal expenditure capitalized in fixed assets (1)	0.0	0.0	n.s.	0.0	0.0	n.s.
Operating expenses	(444.1)	(338.1)	31.3	(223.1)	(181.3)	23.0
Other net operating income (expense)	0.3	1.5	(79.8)	0.3	0.8	(67.1)
Gain (loss) on sale of fixed assets	0.0	(0.0)	c.s.	0.0	(0.0)	c.s.
Impairment of goodwill and other assets	0.0	0.0	n.s.	0.0	0.0	n.s.
Operating income before D&A (OIBDA)	64.6	51.5	25.3	30.0	28.9	3.7
Depreciation and amortization	(14.1)	(13.7)	2.9	(6.9)	(6.6)	3.6
Operating income (OI)	50.5	37.9	33.4	23.2	22.3	3.8
Profit from associated companies	0.0	0.0	n.s.	0.0	0.0	n.s.
Net financial income (expense)	(8.9)	(7.8)	14.8	(3.6)	(4.4)	(17.7)
Income before taxes	41.6	30.1	38.2	19.6	18.0	9.0
Income taxes	(13.4)	(9.0)	49.1	(6.3)	(5.4)	16.2
Income from continuing operations	28.2	21.1	33.6	13.3	12.6	5.9
Income (Loss) from discontinued operations	0.0	0.0	n.s.	0.0	0.0	n.s.
Minority interest	(2.1)	(1.4)	48.9	(1.0)	(0.8)	33.2
Net income	26.0	19.6	32.5	12.3	11.8	4.1

(1) Including work in process.

RESULTS BY BUSINESS LINES

Others Business

CONTENT AND MEDIA BUSINESS

The Content and Media business reported revenues of 775.1 million euros at the end of the first half of 2006, 28.8% higher than for the same period last year. This increase reflects the positive trends in results posted by all business lines.

During the period from January through June, consolidated operating income before interest, depreciation and amortization (OIBDA) increased to 222.5 million euros, compared with 114.1 million euros for the same period in 2005. This substantial growth in 2006 was primarily attributable to the gain on the sale by the Telefónica Group of a part of Sogecable stake in the takeover bid launched by the Prisa Group.

ENDEMOL NV

Endemol enjoyed a strong overall performance in the first half of 2006, recording a 22.6% growth in revenues, reaching a level of 516.6 million euros. The company registered revenues growth in every business line, compared to the same period of last year. Growth in Non-scripted came in at 24.1% and Scripted grew by 3.7%. Digital Media registered a very sound performance as well in the first semester, growing by 38.2%.

Organic growth accounted for the vast majority of total growth, with a 21.1% out of the 22.6%. This organic development is mainly due to the strong performance of Endemol’s operating companies in the UK, the US, and Italy. While Big Brother remained the top format with very sound ratings worldwide, the performance of Deal or no Deal was especially remarkable, triggering an increasing appetite for game shows, one of the core elements of Endemol’s product portfolio. This increasing demand was leveraged by closing a number of deals in various territories on other game shows such as "One vs 100", "Show me the Money" and "For the Rest of your Life".

EBITDA in the first half year of 2006 reached a level of 87.2 million euros, a 13.6% increase compared to last year, when it amounted to 76.8 million euros. In terms of EBITDA margin, Endemol has moved from 18.2% of turnover in June 2005 to 16.9% in June 2006. If non recurring items in the turnover and costs are excluded in both years, EBITDA would have reached a level of 99.1 million euros (19.2% margin) compared to 71.6 million euros (17.3% margin) in the first year of 2005.

ATCO

In the first half of the year, the advertising market in Argentina (in the Capital and Greater Buenos Aires regions) saw an 8% increase over the same period last year. This figure is in sharp contrast to the 25% increase reported for the first half of 2005, which reflected the recovery that this market experienced during 2004 and 2005.

In this market situation, Telefé maintained its leadership position, with 40.1% of the total audience in the first half of 2006, compared with 38.8% during the same period last year, followed by Canal 13, its main rival, which had an average audience share of 29.3%. Telefé’s accumulated market share in the first half of 2006 was 42.1%, the same as in 2005, once again followed by Canal 13 with 37.7%.

Thus, ATCO reported an improvement in financial results over the previous year, thanks to the growth in the advertising market, which enabled it to increase advertising sales in the Greater Buenos Aires area, and to the positive audience results, which also allowed it to increase sales on the broadcasting networks it owns in the Inland Provinces. Elsewhere, international proprietary content sales exceeded those during the same period last year by almost 75%, which contributed to an improvement in the channel's results.

CONTENT AND MEDIA BUSINESS
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June			April - June

	2006	2005	% Chg	2006	2005	% Chg
Revenues	775.1	601.9	28.8	426.1	335.3	27.1
Internal expenditure capitalized in fixed assets (1)	0.3	0.0	n.s.	0.3	0.0	n.s.
Operating expenses	(700.2)	(497.1)	40.9	(401.0)	(268.2)	49.5
Other net operating income (expense)	4.7	2.1	126.1	30.1	1.3	n.s.
Gain (loss) on sale of fixed assets	142.7	7.3	n.s.	0.4	0.2	68.4
Impairment of goodwill and other assets	(0.1)	(0.1)	62.3	(0.1)	(0.1)	115.5
Operating income before D&A (OIBDA)	222.5	114.1	95.0	55.7	68.7	(18.8)
Depreciation and amortization	(13.9)	(14.1)	(1.5)	(7.0)	(6.8)	3.1
Operating income (OI)	208.6	100.0	108.7	48.8	61.9	(21.2)
Profit from associated companies	(8.0)	(7.6)	5.4	(0.5)	1.2	c.s.
Net financial income (expense)	(51.1)	3.2	c.s.	(29.5)	0.4	c.s.
Income before taxes	149.5	95.6	56.3	18.8	63.4	(70.4)
Income taxes	(10.5)	(35.2)	(70.1)	(9.6)	(22.2)	(56.5)
Income from continuing operations	138.9	60.5	129.8	9.1	41.3	(77.9)
Income (Loss) from discontinued operations	0.0	0.0	n.s.	0.0	0.0	n.s.
Minority interest	(14.6)	(2.6)	n.s.	(7.2)	(2.3)	n.s.
Net income	124.4	57.9	114.9	1.9	39.0	(95.2)

(1) Including work in process.

ADDENDA

Companies included in each Financial Statement

Based on what was indicated at the start of this report, the results breakdown of Telefónica Group are detailed according to the business in which the Group has a presence. The main differences between this view and the one that would apply attending to the legal structure, are the following

  Telefónica O2 Europe Group includes O2 Group results from February 1st 2006, and Telefónica O2 Czech Republic and Telefónica Deutschland results from January 1st 2006. Telefónica Group 69.4% stake in Telefónica O2 Czech Republic is legally dependent upon Telefónica S.A. In the case of Telefónica Deutschland, the company is a 100% dependent upon Telefónica Data Corp, S.A.
  Telefónica, S.A. directly participates in the share capital of Endemol Entertainment Holding, N.V., which has been included in Content and Media Business. The results from the Sogecable S.A. stake have been also assigned to Content and Media Business, including the portal divestiture that took place in the first quarter, even though a part of the investment is legally dependent upon Telefónica, S.A.
  Telefónica Holding Argentina, S.A. holds 6.98% a minority stake of Atlántida de Comunicaciones, S.A. (ATCO) which, for those purposes, is considered to be part of Telefónica de Contenidos, consolidating 100% share capital of ATCO in the Content and Media Business.
  The participation of Telefónica Group in IPSE 2000 SpA is assigned to the cellular business, also including the investment legally dependent upon Telefónica DataCorp, S.A.
  Telefónica de Argentina (TASA), participated by Telefónica Latinoamérica Group, sold in November 2005 its 100% stake in Telinver, S.A. share capital to TPI Group. Nevertheless, the results from this company has been assigned to the directories business through 2005 in line with our vision for the total Telefónica’s directories business.
  Telefónica Data Group (denominated "Telefónica Empresas"), legally dependent upon Telefónica S.A., has been segregated and subsequently integrated into the fixed line activities in Latin America for presentation purposes, and according to geographic criteria.
  Telefónica International Wholesale Services Group (TIWS) financial results has been assigned to Telefónica Latinoamérica Group, even though is legally dependent upon Telefónica, S.A. (92.5%) and Telefónica Data Corp (7.5%).
  The activities of Terra Networks España S.A., Maptel Networks, S.A.U. and Azeler Automoción, S.A. have been included in Telefónica de España Group. As of June 30th 2006, Terra Networks España is directly held by Telefónica S.A., while Maptel Networks and Azeler Automoción are directly held by Terra Networks Asociadas, S.L.
  Latin American companies formerly dependent upon Terra Group have been legally transferred to Telefónica International, S.A. during the second half of 2005, although the results have been assigned to Telefónica Latinoamérica Group from the beginning of 2005.

ADDENDA

Key Holdings of the Telefónica Group and its Subsidiaries detailed by business lines

TELEFÓNICA GROUP		TELEFÓNICA DE ESPAÑA GROUP
	% Part		% Part

Telefónica de España	100,00	Telyco	100,00
Telefónica Móviles (1)	92,50	Telefónica Telecomunic. Públicas	100,00
Telefónica Latinoamérica	100,00	Telefónica Soluciones Sectoriales	100,00
TPI Group	59,90	Telefónica Empresas España	100,00
Telefónica de Contenidos	100,00	Terra Networks España (1)	100,00
Atento Group	91,35	T. Soluciones de Informatica y	100,00
Telefónica O2 Europe	100,00	Comunicaciones de España

(1) Effective participation: 92.92%.		(1) Telefónica S.A. owns 100%.

		TELEFÓNICA MÓVILES GROUP
			% Part
TELEFÓNICA LATINOAMÉRICA GROUP
	% Part
		Telefónica Móviles España	100,00
		Brasilcel (1)	50,00
Telesp	87,49	TCP Argentina	100,00
Telefónica del Perú (1)	98,19	T. Móviles Perú	98,40
Telefónica de Argentina	98,03	T. Móviles México	100,00
TLD Puerto Rico	98,00	TM Chile	100,00
Telefónica Chile (2)	44,89	T. Móviles El Salvador	99,06
Terra Networks Perú	99,99	T. Móviles Guatemala	100,00
Terra Networks México	99,99	Telcel (Venezuela)	100,00
Terra Networks USA	100,00	T. Móviles Colombia	100,00
Terra Networks Guatemala	100,00	Otecel (Ecuador)	100,00
Terra Networks Venezuela	100,00	T. Móviles Panamá	99,99
Terra Networks Brasil	100,00	T. Móviles Uruguay	100,00
Terra Networks Argentina	99,99	Telefonía Celular Nicaragua	100,00
Terra Networks Chile	100,00	Radiocomunicac. Móviles SA (Arg)	100,00
Terra Networks Colombia	99,99	Telefónica Móviles Chile	100,00
Telefónica Data Colombia	100,00	Group 3G (Germany)	57,20
Telefónica Empresas Brasil	93,98	IPSE 2000 (Italy) (2)	45,59
Telefónica Data Argentina	97,92	3G Mobile AG (Switzerland)	100,00
Telefónica Data USA	100,00	Medi Telecom	32,18
T. Intern. Wholesale Serv. (TIWS) (3)	100,00	Mobipay España	13,36
		Mobipay Internacional	50,00
		T. Móviles Soluciones y Aplicac. (Chile)	100,00
(1) Telefónica Empresas Perú has been absorbed by T.del Perú as of May 1st 2006.		Tempos 21	43,68
(2) CTC has changed its name.
(1) Telefónica, S.A. owns 92.51% y Telefónica DataCorp owns 7.49%.
		(1) Joint Venture which fully consolidates Telergipe Celular, S.A., Telebahía Celular, S.A., Telest Celular, Telerj Celular, Celular CRT, Global Telecom, Telesp Celular and TeleCentro Oeste Part., S.A. through participation at Vivo Participaçoes (62.77%).
		(2) Additionally, Telefónica Group holds a 4.08% of IPSE 2000 through Telefónica DataCorp.

TPI - PÁGINAS AMARILLAS GROUP		TELEFÓNICA O2 EUROPE
	% Part		% Part

TPI Edita	100,00	O2 UK	100,00
Publiguias (Chile)	100,00	O2 Gemany	100,00
TPI Brasil	100,00	O2 Ireland	100,00
TPI Perú	100,00	Manx	100,00
Teleinver (Argentina)	100,00	Airwave	100,00
11888 Servicios de Consulta Telefónica	100,00	Be	100,00
Services de Renseig. T. (France)	100,00	Telefónica O2 Czech Republic (1)	69,41
Servizio di Consultazione Telefonica,	100,00	Telefónica Deutschland (2)	100,00
S.R.L. (Italy)

		(1) Company owned through Telefónica S.A.
		(2) Telefónica S.A. owns 100% through Telefónica DataCorp.

ATENTO GROUP
	% Part

Atento Teleservicios España, S.A.	100,00
Atento Brasil, S.A.	100,00
Atento Argentina, S.A.	100,00
Atento de Guatemala, S.A.	100,00
Atento Mexicana, S.A. de C.V.	100,00
Woknal (Uruguay)	100,00
Atento Perú, S.A.C.	99,46	OTHER PARTICIPATIONS
Atento Chile, S.A.	77,95		% Part
Atento Maroc, S.A.	100,00
Atento El Salvador, S.A. de C.V.	100,00
		Lycos Europe	32,10
		Sogecable (1)	16,80
		Portugal Telecom (2)	9,84
		China Netcom Group (3)	5,00
		BBVA	1,07
		Amper	6,10
		Telepizza	4,33

		(1) Telefónica de Contenidos, S.A. holds 15.67% and Telefónica, S.A. holds 1.13%.
TELEFÓNICA DE CONTENIDOS GROUP		(2) Telefónica Group's effective participation. Telefónica Group participation would be 9.96% if we exclude the minority interests.
	% Part	(3) Ownership held by Telefónica Latinoamérica

Telefé	100,00
Endemol (1)	99,70
Telefónica Servicios de Música	100,00
Telefónica Servicios Audiovisuales	100,00
Hispasat	13,23

(1) Ownership held by Telefónica S.A. Endemol Holding NV is the parent company of Endemol Group and owns 75% of Endemol NV, company quoted in the Amsterdam Stock Exchange.

ADDENDA

Significant Events

  On 26 July 2006, the Board of Directors of Telefónica S.A approved plans to adapt the Company's management structure to a new regional and integrated management model.

  This view has led to the creation of three Regional Business Units: Telefónica Spain, Telefónica Europe and Telefónica Latin America) in charge of the integrated business, i.e. both fixed and mobile assets. The Divisions will be managed as follows:

  Antonio Viana-Baptista has been appointed General Manager of Telefónica España.

  José María Álvarez-Pallete has been appointed General Manager of Telefónica Latinoamérica.

  Peter Erskine, appointed General Manager of Telefónica O2 Europa.

  On 26 July 2006, the Board of Directors of Telefónica, S.A., accepted the resignation of Mr. Luis Lada Díaz from his position on the Board (also member of the Service Quality and Customer Service Committee).

  Likewise, the Board agreed, preceded by the relevant favourable report from the Nominating, Compensation and Corporate Governance Committee, the appointment of Mr. José María Alvarez-Pallete López as executive Director.

  On July 4th, 2006, once the legal timeframe provided for presenting counterbids elapsed and the Board of Directors of TPI issued its report in favour of the transaction on Tuesday, 27 June, Telefónica S.A. accepted the Public Tender Offer launched by Yell Group Plc for TPI (€8.50 for every TPI share tendered), tendering its 216,269,764 TPI shares, representing 59.905% of the company's share capital. By transfering all its shares to Yell, Telefónica will receive 1,838 million euros, which equates to account for net capital gains of 1,577 million euros.

  On June 20th and 21th 2006, the approval of the merger and takeover of Telefónica Móviles, S.A. by Telefónica, S.A. at the companies’ respective shareholders meetings.

  The merger includes an exchange ratio of four Telefónica shares for every five Telefónica Móviles shares and the payment of two special cash dividends of E0.435 per share. These dividends, which were paid on 21 July, coupled with the approved E0.205 dividend paid out of 2005 profit leave a total gross dividend of E0.64 per share.

  It is likewise placed on the record that, in compliance with article 14 of the Regulations of the Company Board of Directors, in the Annual General Shareholders' Meeting of Telefónica, S.A., Mr. Mario Eduardo Vázquez has given up his directorship.

  On May 26th, 2006, Telefónica announced that it has set as a strategic target for the year 2009 to double both earnings per share and dividend per share from the 0.91 euros and 0.50 euros reported for 2005.

  Moreover, the Chairman of Telefónica will submit to the Board of Directors a proposal to pay an interim dividend of 0.30 euros per share from 2006 profits, to be paid in November 2006. This payment will be followed by an additional 0.30 euros per share to be paid in the first semester of 2007.

  Finally, and until the end of 2007, the Company has decided to set a limit of 1.5 billion euros and a commitment not to issue new shares to execute net new acquisitions over those already announced. Shares to be acquired to complete the current buyback program will be cancelled.

ADDENDA

Changes to the Perimeter and Accounting Criteria of Consolidation

In the period January–June of 2006, the main changes have occurred in the consolidation perimeter were the following

TELEFÓNICA GROUP

  On the 31st of October 2006, Telefónica, S.A. announced a Binding Offer for the purchase of all the shares in the UK company O2 plc. Once the Binding Offer ended and the procedure began for the mandatory sale of O2 shares according to the UK Law, by June Telefónica held 100% of the shares forming the capital of this company that, as of 7th March this year, were no longer listed on the London Stock Exchange. The acquisition cost for the buyout of O2 Group was 26,127.71 million euros (17,882.37 million sterling pounds). Telefónica Group financial statements include the results from O2 Group since February 1st, 2006. The company has been included in the consolidation perimeter of the Telefónica Group using the full integration method.

  The subsidiary company Comet, Compañía Española de Tecnología, S.A., made a capital increase of 0.23 million euros in February this year through an increase in the par value of existing shares. In March Comet made another capital increase. Both were fully subscribed and paid up by its sole shareholder Telefónica. The company continues to be included in the consolidation perimeter of the Telefónica Group using the full integration method.

TELEFÓNICA DE ESPAÑA GROUP

  In February, the Spanish company Telefónica Cable, S.A. acquired 15% of the share capital of Telefónica Cable Galicia, S.A. Through this purchase, Telefónica Cable became the sole shareholder of the company. The company continues to be included in the consolidation perimeter of the Telefónica Group using the full integration method.

  In June, Telefónica Cable, S.A. took over its subsidiary company Sociedad General de Cablevisión Canarias, S.A.U. Following this operation, the company taken over was removed from the Telefónica Group perimeter of consolidation in which it was included using the full integration method.

  The Spanish companies Barcelona Emprend, S.A., Barcelona Ventures, S.G.E.C.R., Foment Ciutat Vella and Euroinfomarket, S.A. have been included in the perimeter of consolidation of the Telefónica Group using the equity method.

TELEFÓNICA LATINOAMÉRICA GROUP

  The Brazilian company Santo Genovese Participaçoes Ltda., a holding company that owned all of the capital stock of the Brazilian Atrium Telecomunicaçoes Ltda., was liquidated during the first quarter of 2006 after taking over its subsidiary Atrium. Both companies, which were included in the consolidated accounts of the Telefónica Group using the full integration method, have been removed from the consolidation perimeter.

  In April, Telefónica Internacional, S.A. purchased 50% plus one share in the Colombian company Colombia de Telecomunicaciones, S.A. ESP by tender for 289 million euros. The company has been included in the perimeter of consolidation of the Telefónica Group using the full integration method.

  Telefónica del Perú, S.A.A. took over its subsidiary Telefónica Empresas Perú, S.A.A. in June. The company, which was included in the financial statements of the Telefónica Group using the full integration method, has been removed from the perimeter of consolidation.

  The Mexican companies Katalyx México S.A. de C.V. and Telefónica Empresas México S.A. de C.V., wholly-owned subsidiaries of the Telefónica Internacional Group, were sold in 2006. Both companies, which were included in the financial accounts of the Telefónica Group using the full integration method, have been removed from the perimeter of consolidation.

TELEFÓNICA MÓVILES GROUP

  On the 22nd of February 2006, the Shareholders’ Meetings of Telesp Celular Participações S.A. ("TCP"), Tele Centro Oeste Celular Participações S.A., ("TCO"), Tele Sudeste Celular Participações S.A. ("TSD"), Tele Leste Celular Participações, S.A. ("TBE") and Celular CRT Participações S.A. ("CRTPart") approved corporate restructuring in order to exchange TCO shares for TCP shares to become a wholly-owned TCP subsidiary and the take-over of TSD, TBE and CRT Part by TCP.

  In June 2006 VIVO Paticipaçoes made a capital increase by asset contribution for a total of 194 million reais. Once the capital increase was completed, Brasilcel, N.V. stake in VIVO Participaçoes stood at 62.77%.

  In June 2006 Telefónica Móviles Group increased its participation in Telefónica Móviles Perú (TMP), from 98.03% to 98.40%, through the buyout of minorities. The company continues to be included in the consolidation perimeter of the Telefónica Group using the full integration method.

TELEFÓNICA O2 EUROPE

  During the first half of the year, the Czech company Eurotel Praha, spol. s r.o. (Eurotel) was taken over by its parent company Telefónica O2 Czech Republic, a.s. to give the new integrated operator Telefónica O2 Czech Republic, a.s.. Following this operation, Eurotel, which was included in the financial statements of the Telefónica Group using the full integration method, was removed from the perimeter of consolidation.

  In June, O2 UK Ltd. purchased 100% of the British internet service provider Be Un Limited (Be). The operation involved a total payment of 50 million pounds sterling (approximately 73.5 million euros). Be is now included in the perimeter of consolidation using the full integration method.

ATENTO GROUP

  In May, Atento Chile Holding purchased the percentage shareholding of Publiguías Chile in Atento Chile, S.A. Following this operation, the shareholding of the Atento Group in Atento Chile increased from 69.99% to 71.16%. The company continues to be included in the perimeter of consolidation of the Telefónica Group using the full integration method.

  In June, Atento, N.V. purchased the 100% shareholding in the Uruguayan company Woknal, S.A., with an initial share capital of 0.4 million uruguayan pesos, around 0.01 million euros. The company has been included in the financial statements of the Telefónica Group by the full integration method.

TELEFÓNICA CONTENIDOS GROUP

  In March, Prisa launched a partial take-over bid for the 20% of Sogecable, S.A. The Telefónica Group sold shares representative of 6.57% of the company’s share capital, reducing its stake from 23.83% to 17.26%. Later in March, Sogecable made a capital increase although without Telefónica Group taking part, thus diluting its stake in the company’s share capital to the present 16.84%. In April, Sogecable once again increased its capital to cover the options plans for company directors, executives and managers and turned Class B and series B2005 callable shares into ordinary Class A shares, leading to another decrease in the Telefónica Group shareholding, currently standing at 16.80%. Telefónica Group continues consolidating Sogecable into the financial statements by the equity method.

  The Telefónica de Contenidos Group sold all of its shares held in the Argentine company Patagonik Film Group, S.A. in May 2006. The company, which was included in the financial statements of the Telefónica Group using the equity method, has been removed from the perimeter of consolidation.

  Andalucía Digital Multimedia, S.A. made a capital increase with the participation of Telefónica de Contenidos, S.A., which subscribed enough shares to enable it to increase its shareholding to 24.20%. The company continues to be included in the consolidation perimeter of the Telefónica Group using the full integration method.

TPI GROUP

  In July Telefónica has decided to accept Yell Group Plc bid for 100% of TPI. By accepting the Public Tender Offer, Telefónica is complying with its commitment to accept Yell’s bid, made in an agreement signed on 28 April, pursuant to which the Company, in its capacity as controlling shareholder of TPI, is transferring all its shares to Yell, that is, 216,269,764 TPI shares, equivalent to 59.905% of the company’s share capital.

  As a consequence of the former, in the Telefónica Group consolidated financial statements as of June 2006, the results from TPI Group are under the caption "Income (loss) from discontinued operations". Moreover, and for comparison purposes, the Telefónica Group financial statements for 2005 have been restated to present TPI Group results under the same caption.

DISCLAIMER

This document contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ materially from those expressed in our forward looking statements.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is unaudited and, therefore, is subject to potential future modifications.

For additional information, please contact.
Investor Relations
Gran Vía, 28 – 28013 Madrid (Spain)
Phone number:
+34 91 584 4700
Fax number:
+34 91 531 9975
Email address:
Ezequiel Nieto - ezequiel.nieto@telefonica.es
Diego Maus - dmaus@telefonica.es
Dolores García - dgarcia@telefonica.es
Isabel Beltrán – i.beltran@telefonica.e
ir@telefonica.es
www.telefonica.es/accionistaseinversores

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 27th, 2006	By:	/s/ Santiago Fernández Valbuena
			Name:	Santiago Fernández Valbuena
			Title:	Chief Financial Officer